Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

3 November 2009

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street NW
Washington DC 20549
USA

Re: Brambles Limited

Rule 12g3-2(b) Exemption (File No. 82-5205)

Dear Sir or Madam,

The enclosed information is being submitted by Brambles Limited (the "Company") under paragraph (b) (1) (i) of Rule 12g3-2 under the Securities Exchange Act of 1934 (the "Exchange Act"). The Company's file number is indicated in the upper right hand corner of each unbound page submitted with this letter.

In accordance with paragraphs (b) (4) and (b) (5) of the Rule, the documents submitted with this letter are being submitted with the understanding that such documents will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the submission of such documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

11/9

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82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

RECEIVED
2009 NOV -6 A 10:35

Brambles

6 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

CHEP USA ANNOUNCES NEW SERVICE AND QUALITY OFFER TO MEET NEXT GENERATION USA SUPPLY CHAIN NEEDS

Attached is a release to the Exchange from Brambles Limited regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{RNG 00055015}

Brambles

CHEP USA ANNOUNCES NEW SERVICE AND QUALITY OFFER TO MEET NEXT GENERATION USA SUPPLY CHAIN NEEDS

- ***Quantum shift to superior wood pallet platform addresses customer segmentation via introduction of "US Plus" and "US Premium" pallet specifications***
- ***Increased and realigned field-based sales force, and new systems, to drive improved levels of customer service***
- ***Cost efficiencies and pricing flexibility underpin new revenue and growth opportunities***
- ***Wood confirmed as the only sustainable pallet platform***

Brambles today launched a comprehensive new service and quality offer for CHEP USA to deliver immediate benefits to customers while addressing next generation supply chain needs, optimising costs and pricing, and best positioning the business for the medium to long term.

The new customer service and quality ("Better Everyday") program is the culmination of an in-depth review of the CHEP USA business, which commenced in February 2009, and reflects extensive consultation and successful trials with major customers. The implementation of initiatives flowing from the CHEP USA review will further strengthen the business to capture a greater share of the US$10 billion pallet market.

A central feature of the program is the introduction of a new "US Premium" pallet specification, to be fast-tracked over three years, to meet next generation supply chain trends. There will also be an immediate upgrading of the CHEP USA pallet pool to a new minimum standard level ("US Plus"). The two new pallet specifications are the result of rigorous analysis of market dynamics and will allow CHEP USA to segment its customer base according to customers' evolving quality needs.

Other features of the Better Everyday program include: an increase in field-based sales resources; expansion of account management systems; and streamlining of administrative processes to improve the speed and quality with which CHEP USA responds to customer needs.

The program will involve an ongoing net cost of approximately US$50 million[1] per annum. The fast-tracking of this program will allow CHEP USA to maximise growth opportunities and meet identified customer needs. This will result in additional costs totalling approximately US$110 million over the next three years. Additional pricing and growth opportunities created by the new service and quality offering are not included in the planned net cost of the program.

Brambles Chief Executive Officer, Mike Ihlein, said the investment reflected the importance and value of CHEP USA as a core part of the global CHEP business. In the last 10 years the business has more than doubled in size. In the last five years alone, CHEP USA generated cash flow from operations of more than US$1 billion, notwithstanding significant investment in new pallets during this period to meet the requirements of rapid growth. CHEP USA has a supply chain reach unparalleled in the USA.

Mr Ihlein said: "The program is a major, ongoing initiative for CHEP USA which builds on the fundamental strengths of our business model and network, and demonstrates our commitment to delivering new and enhanced service offerings and improved customer engagement.

[1] Net cost is pre-tax. The new program requires no material new capital expenditure.

"Our USA customers will see the impact of this commitment immediately. It will secure CHEP USA's position with our customers and help drive significant growth over the medium to long term."

Over the past two years, CHEP USA has been progressively implementing its significant US$160 million pallet quality program. The average quality of the total USA pool has increased substantially with two-thirds of pallet issues already at the new superior US Plus quality level.

Following significant positive customer response, the US Plus pallet specification will be the minimum standard across substantially all of the USA pool by March 2010. This will further reduce product damage and production downtime for customers while still delivering the best overall supply chain solution. However, this will be done without any general price increases for customers in the next 12 months during the initial phase of implementation.

The new service and quality offering is being implemented immediately and directly addresses the key focus areas of the CHEP USA review, namely service offerings, pallet platform, pallet quality, service centre network, as well as cost and pricing.

Summary of the Better Everyday service and quality program

Better Everyday has been structured around customer-focused initiatives, as well as cost, pricing and growth opportunities, in five key areas:

1. **Service quality** – ***unrivalled performance standards and ease of doing business***

    - US-wide pallet availability and on-time delivery;
    - Accelerated deployment of Portfolio+Plus, an innovative on-line tool developed as a global solution and already used extensively in Europe, that enables customers to simply and conveniently manage their accounts;
    - Implementation of streamlined administration and simplified invoicing for customers.

2. **Relationship quality** – ***significantly enhanced levels of customer engagement***

    - Increase in field-based sales resources;
    - Realignment of the field-based organisation to improve speed and responsiveness to customer needs.

3. **Platform quality** - ***quantum uplift in total pallet pool quality delivering the best overall supply chain solution***

    - By March 2010, substantially all of the CHEP USA pallet pool will be at "US Plus" specification delivering a significantly higher quality and consistency level to meet customer requirements:
        - All 93 full repair service centres will be certified to repair pallets to no less than US Plus specification;
        - Consistently deliver a uniformly high standard of pallet quality to match customer needs;
        - The risk of production downtime in customer facilities and product damage will be minimised.

- Introduction of a new "US Premium" pallet specification to meet next generation supply chain trends including increasing automation, lighter weight packaging and smaller pack sizes for many grocery products:
  - Developed in collaboration with major customers with significantly improved top and bottom deck coverage and leading edge boards;
  - Designed to be effective in the most demanding of automated facilities and packaging formats - extensive trials with major customers produced no known occurrences of production downtime or product damage;
  - Approximately three quarters of pallets in the USA pool are expected to be at the US Premium specification within three years.

4. Pricing and growth

- No general price increases in the next 12 months during the initial phase of implementation;
- Attractive pricing for existing customers to provide short-term revenue growth opportunity;
- Leverage network capabilities and additional sales staff to penetrate mid-sized customers;
- US Premium specification expected to facilitate additional pricing and volume growth over time.

5. Cost and network optimisation

- Targeted program to further reduce costs and deliver supply chain efficiencies, including continued expansion of LeanLogistics capability, demand planning and network optimisation and productivity initiatives with service centre and transport partners.

CHEP USA review confirms wood as the only sustainable pallet platform

Extensive product testing and customer research undertaken as part of the CHEP USA review concluded that wood is the only sustainable platform for the broad supply chain in the USA in the foreseeable future.

The raw material for CHEP wood pallets is a renewable resource obtained from sustainably managed forests. CHEP pallets offer the best supply chain solution for USA customers in terms of performance, economics and the environment. Trials of the US Premium pallet with major customers have demonstrated its effectiveness in the most demanding of automated facilities and packaging formats.

CHEP USA is constantly searching for innovative solutions to meet customers' ever changing requirements, with the CHEP Innovation Centre evaluating more than 80 alternative platform options in the past 12 months, including wood, plastic and metal-based products.

Although plastic is utilised in some situations – CHEP has approximately ten million plastic pallets out of 250 million pallets in total in use worldwide – it is only sustainable in "closed loop" or niche applications. In markets such as the USA, pooled wood pallets remain superior, delivering to the supply chain significant economic and environmental advantages over alternative platforms.

Financial impacts of the new service and quality offering

Since the beginning of 2008, CHEP USA has been investing a total of US$160 million in a program to improve the average quality of its pallet pool. As at 30 June 2009, US$107 million of the US$160 million had been spent, with the remainder (expected to comprise US$37 million of operating expense and US$16 million capital expenditure) forecast to be completed during the first half of FY10.

The Better Everyday program builds on the US$160 million pallet quality program and is designed to accelerate major enhancements to customer service and further significantly raise pallet quality to levels which will meet customers' needs well into the future.

The program will result in an ongoing net cost of approximately US$50 million per annum designed to achieve and maintain the two new levels of pallet quality across the entire USA pool. The program will also incur planned additional costs of approximately US$110 million in total over three years for fast-tracking of other elements of the program including introducing the US Premium quality pallet specification. The projected net operating costs for the program are set out in the table below and these, as well as the remaining $US37 million operating expense for the $US160 million pallet quality program, will be presented as part of Brambles' Underlying profit.

US$m	FY10*	FY11	FY12	Ongoing
Ongoing costs	$50m	$50m	$50m	$50m
Additional costs (fast-track)	$30m	$50m	$30m	–
Net pre-tax operating cost impact	**$80m**	**$100m**	**$80m**	**$50m**

*Excludes US$37 million of operating expense in FY10 as part of the US$160 million pallet quality investment program. The Better Everyday program requires no material new capital expenditure.

While the fast-tracked implementation of the program is expected to result in lower underlying profit margins in CHEP Americas until FY12, the program will deliver long term benefits to the business. The program is expected to enable CHEP Americas to return to strong and sustainable future operating margins in the mid-twenty percent range from FY13 due to operating leverage, efficiencies, volume growth and increased pricing flexibility.

Investing in the future

The enhanced service and quality offering, which has been tested and validated by a number of major customers, enables CHEP USA to meet customers' current and future needs while building stronger, long-term, value-adding relationships. It will deliver a quantum shift in the quality of CHEP USA's wood pallet platform, raising total pool quality to the highest in the USA.

This is supported by a realignment of field resources and a roll-out of simpler, technology-based customer solutions to drive new levels of service across the supply chain.

A targeted program to deliver cost efficiencies and pricing flexibility accompanying the introduction of the US Premium pallet underpins new revenue and growth opportunities.

Mr Ihlein said: "CHEP USA has delivered significant benefits to the supply chain over the 18 years since it introduced pallet pooling to the USA. Investment in the new offering builds on CHEP USA's existing platform, which has unparalleled reach in the USA, and will make us both stronger and more capable. The commitment to higher quality and service will not only meet existing customers' current and future needs but also open up new growth opportunities and markets within the US$10 billion pallet industry as the economy recovers."

-------------------------------------- Ends --------------------------------------

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Certain statements made in this release are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this release. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES ANNOUNCES CEO SUCCESSION PLAN

Attached is a release to the Exchange from Brambles Limited regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles

Brambles announces succession plan
Mike Ihlein retires as CEO; Tom Gorman, currently Group President, CHEP EMEA named as CEO (elect)

Brambles Limited (Brambles) today announced that Chief Executive Officer, Mike Ihlein will retire from his role effective 1 November. Mr Ihlein will be succeeded by Tom Gorman, currently Group President, CHEP EMEA.

Mr Gorman has been chosen by the Board to lead the Company into its next growth phase. To ensure a smooth transition, Mr Ihlein will remain as an executive and continue to be available to Tom Gorman until 1 March 2010.

Mr Ihlein's decision to retire follows nearly six years with Brambles during which time he was Chief Financial Officer, before becoming CEO in 2007. Under Mr Ihlein's leadership, Brambles has had a strong period of sales growth, profits, EPS and cash generation.

Brambles' Chairman, Mr Graham Kraehe, thanked Mr Ihlein for his contribution, noting his key role in a period of major change in the Company to position it well for the future.

"Mike has made a strong contribution to Brambles during an important period of the Company's development," said Mr Kraehe. "In his initial role as CFO, Mike was critically involved in the successful repositioning of Brambles' portfolio to focus on CHEP and Recall. As CEO he reorganised the management structure of the Company to facilitate growth and successfully expand into a number of new geographies and market segments, including Poland, Germany, China, India and USA Food Service. Mike has also laid the foundations for the next phase of business improvement through his leadership and oversight of the CHEP USA Review and its outcomes."

Mr Ihlein added: "I have been in the corporate world for 35 years, and have been considering my ongoing role in executive life for some time now, particularly given the amount of time I have spent travelling away from home."

"The successful conclusion of the CHEP USA Review is a logical point for me to decide to retire. I am very proud of what we have been able to achieve during the critical period of renewal at Brambles over the last 6 years."

Mr Kraehe said that Mr Gorman was the logical successor for the role of CEO, with a strong operational background, extensive international experience in senior leadership roles and a successful track record since joining Brambles in early 2008. He was the unanimous choice of the Board following an extensive executive search process.

"We have all been impressed with Tom's leadership of CHEP EMEA in the last 2 years. Despite the global challenges, that business unit has delivered strong cash generation performance and importantly Tom has played a key role in strengthening relationships with key customers.

"Brambles is in a great position to ensure a smooth transition to Tom as CEO supported by the rest of the executive team, the Board and Mike at a time of exciting new opportunities for the Company, our shareholders and our people," Mr Kraehe said.

Brambles

Prior to joining Brambles, Mr Gorman had a long career with the Ford Motor Company, and served as President Ford Australia from March 2004 until January 2008. Further biographical information is attached.

Mr Gorman said: "Brambles is very well placed for the future and I am excited to be leading the business at a time of emerging new growth and business opportunities for both CHEP and Recall.

"We have excellent operating models, strong market positions, and great prospects for growth as economies recover.

"The first major priority for me is to ensure we successfully execute our comprehensive response to the CHEP USA Review and I look forward to working closely with the CHEP USA team to deliver this new service and quality offering for our customers."

Mr Gorman will take on the role of CEO effective from 1 November 2009 and will join the Brambles Board on 1 December 2009.

------------------------------ Ends ------------------------------

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Attachments:

A) Summary of key contract terms for Tom Gorman

B) Termination entitlements for Mike Ihlein

Brambles

Attachment A: Summary of key terms and conditions of employment for Tom Gorman

Commencement date and term

Tom Gorman will commence in the role of Chief Executive Officer on 1 November 2009. He has an on-going contract, which may be terminated by Brambles without cause on giving 12 months notice and by Mr Gorman without cause on giving 6 months notice.

Brambles may also terminate Mr Gorman's contract without notice in the event of serious misconduct.

Remuneration package

Mr Gorman's contract provides for the following remuneration package:

- Total Fixed Remuneration (TFR), comprising salary and all other benefits (other than incentive plans) of A$1,800,000; and
- Participation in Brambles' incentive plans in line with current policy:
    - Short-term incentive (STI) opportunity of 45% of TFR (target) and 67% (maximum);
    - Grant of STI Share Awards, the value of which will match the STI payment each year;
    - Grant of annual long-term incentive share awards (LTI Award) equal to 115% of TFR.

  The manner in which these incentive plans will apply to Mr Gorman is as set out in sections 3.2, 3.3 and 4 of Brambles 2009 Remuneration Report (pages 36 to 38 of its 2009 Annual Report, which is on Brambles' website (www.brambles.com).

Both TFR and Total Remuneration are positioned at around the market median of companies of a similar size to Brambles.

Termination entitlements

In the event that Mr Gorman's employment is terminated by the Company without cause, he is entitled to a payment equal to 12 months' TFR (inclusive of any payment in lieu of notice) and accrued entitlements.

No STI Share Awards or LTI shares will normally vest in these circumstances. However, if Mr Gorman's employment is terminated in accordance with the "good leaver" provisions of Brambles 2006 Performance Share Plan:-

- Any of his unvested STI Share Awards will vest at the date of cessation of employment.
- Any of his unvested LTI Share Awards will be retained and tested against their performance conditions on the date they vest. Subject to the satisfaction of the performance conditions, the number of Brambles shares to which Mr Gorman is entitled would be reduced pro-rated by the period of his employment during the relevant performance period of the LTI Share Awards.

Mr Gorman's entitlement to any payments under the STI and LTI Plans upon his termination will be subject to the Plan Rules and satisfaction of the applicable business and personal performance conditions.

Brambles

Attachment B: Termination entitlements for Mike Ihlein

Mike Ihlein has agreed to remain in Brambles employ until 1 March 2010 to assist the transition to the new CEO, at which point he will retire. Mr Ihlein has announced that he will resign from his position as CEO and from the Board on 1 November 2009.

Summary of termination entitlements

Mr Ihlein will be entitled to the following payments and benefits upon ceasing employment:

- 6 months TFR (inclusive of payment in lieu of notice period). This equates to a cash payment of A$1,181,500;
- Payment for any accrued annual leave and long service leave at the date of cessation of employment;
- Pro-rated STI payment determined by performance against objectives for the 2010 financial year. Performance will be assessed and the payment determined and paid at the date of cessation of employment;
- Vesting of unvested STI Share Awards at the date of cessation of employment in accordance with the terms of the 2006 Performance Share Plan (163,499 shares); and
- Unvested Enhanced STI Share Awards and LTI awards will be retained and performance conditions to which they are subject will be assessed, and subject to those conditions being satisfied, will vest at the normal assessment date, in accordance with the Plan Rules. The number of Brambles shares to which he will be entitled will be reduced pro-rata for the portion of the performance period to the date of cessation of employment. The maximum number of awards that can vest, subject to performance, is 27,114 Enhanced STI share rights and 268,796 LTI share rights.

The total value of the Enhanced STI and LTI awards are not currently known as the performance testing of these awards will not be completed until the end of their respective performance periods, in accordance with the Plan Rules, but it will be disclosed in the Annual Report and Accounts for the 2010 and 2011 financial years.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

BRAMBLES LIMITED – DIVIDEND REINVESTMENT PLAN (DRP)

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Stock Exchange and Media Release
6 October 2009

Brambles

BRAMBLES LIMITED – DIVIDEND REINVESTMENT PLAN

As a result of today's announcement of CHEP USA's new service and quality offering, the Board of Brambles has decided to amend the rules of Brambles' Dividend Reinvestment Plan (**DRP**) and to implement changes to the administration of the DRP as it applies to the 2009 final dividend (**Dividend**). These changes are being made to provide participants in the DRP with the opportunity to take into account today's announcement before making a final decision on whether to participate in the DRP for the Dividend or to take the Dividend in cash.

The amendments to the DRP rules:

- give Directors discretion to extend the period of time (**Withdrawal Period**) during which shareholders can withdraw their participation in the DRP beyond the proposed record date for a dividend;
- give Directors discretion to determine that the issue or transfer of shares pursuant to the DRP take place after the Withdrawal Period on a date they determine and which falls after the proposed dividend payment date; and
- clarify that the pricing period for the DRP may be set or reset by the Directors at any time prior to the end of the Withdrawal Period.

The amendments to the DRP are shown marked up on the enclosed copy of the DRP.

The changes to the administration of the DRP which the Board has decided to implement for the Dividend are:

- To extend the Withdrawal Period by which existing DRP participants for the Dividend can withdraw from the DRP to 16 October 2009;
- To set an alternative pricing period for the Dividend of 12 October to 23 October 2009;
- To issue the DRP shares at the lower of the price per share calculated for the original pricing period of 22 September to 5 October 2009 and the alternative pricing period, less the 2.5% discount announced on 20 August 2009;
- To issue shares under the DRP to shareholders who elect to remain in the DRP on 27 October 2009; and
- To pay the cash dividend to shareholders who elect to withdraw from the DRP on 27 October 2009.

There is no change to the payment date of the Dividend for all shareholders who are not presently participants in the DRP, which is 8 October 2009.

Enclosed with this announcement is a letter which will be sent to all DRP participants today which outline these changes.

For further information please contact:

Investors and Media:	**Media:**
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216	James Hall Manager Investor Relations and Corporate Affairs +61 2 9256 5262

Brambles is globally headquartered in Australia

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BRAMBLES LIMITED
DIVIDEND
REINVESTMENT
PLAN RULES

Brambles Limited

ABN 89 118 896 021

Website: www.brambles.com

Brambles Limited's Share Registrar

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235

Telephone: 1300 883 073 (freecall within Australia)
+61 2 8280 7143 (from outside Australia)

Email: registrars@linkmarketservices.com.au

Brambles Limited Dividend Reinvestment Plan Rules

1. INTERPRETATION

In these Rules, unless the context otherwise requires:

(a) ***Brambles*** means Brambles Limited ABN 89 118 896 021;

(b) ***ASX*** means ASX Limited ABN 98 008 624 691 or, as the context requires, the financial market operated by it;

(c) ***ASX Market Rules*** means the Market Rules of the ASX from time to time;

(d) ***Directors*** means the Board of Directors of Brambles from time to time;

(e) ***DRP Application Form*** means the form prescribed by the Directors from time to time under which Shareholders may elect to participate in the Plan;

(f) ***DRP Variation Form*** means the form prescribed the Directors from time to time under which Shareholders may increase, decrease or terminate their participation in the Plan;

(g) ***Excluded Shares*** means Shares which on any Record Date are not eligible to receive a full dividend on the next dividend payment date;

(h) ***Non-Participant*** means a Shareholder who is not participating in the Plan;

(i) ***Participant*** means a Shareholder who validly elects to participate in the Plan;

(j) ***Participating Shares*** means Shares which are subject to these Rules and may include new Plan Shares;

(k) ***Plan*** means the Brambles Dividend Reinvestment Plan established under these Rules;

(l) ***Plan Shares*** means Shares issued or transferred to a Participant pursuant to the Plan;

(m) ***Plan Share Acquisition Date*** means the date upon which Plan Shares are issued or transferred to a Participant in accordance with clauses 6(a) and (b);

~~(m)~~(n) ***Pricing Period*** means the 10 trading days commencing on the second trading day after the Record Date (or such other period, or additional or alternative period or periods, as ~~is~~may be determined (or varied) by the Directors in their absolute discretion and announced to the ASX at any time prior to the Withdrawal Date);

~~(n)~~(o) ***Record Date*** means the date and time, as determined by the Directors, at which a person holds or is taken to hold Shares for the purposes of determining dividend entitlements;

~~(o)~~(p) ***Registrar*** means the Brambles Share Registrar from time to time;

~~(p)~~(q) ***Rules*** means the rules of the Plan as varied from time to time in accordance with Clause 12;

~~(q)~~(r) ***Share Register*** means the register of members of Brambles;

~~(r)~~(s) ***Shareholder*** means a registered holder of Shares within the meaning of Brambles' Constitution;

~~(s)~~(t) ***Shares*** means fully paid ordinary shares in the capital of Brambles;

~~(t)~~(u) ***VWAP*** means the daily volume weighted average market price for all Shares sold on the ASX automated trading system (rounded to four decimal places), excluding Shares which are sold otherwise than in the ordinary course of trading (which include but are not limited to transactions defined in the ASX Market Rules as special crossings, crossings prior to the commencement of the open session state, portfolio special crossings, equity combinations, crossings during overnight trading, overseas trades or trades pursuant to the exercise of options over Shares) and any other sales that the Directors determine should be excluded on the basis that they are not fairly reflective of genuine supply and demand;

(v) ***Withdrawal Date*** means the latest date and time, as determined by the Directors, by which a Participant in respect of any particular dividend may submit a DRP Variation Form notifying the termination of their participation from the Plan in respect of that dividend in accordance with clause 9(a);

~~(u)~~(w) words importing the singular includes the plural and vice versa;

~~(v)~~(x) the headings in these Rules are included for convenience only and will not affect the construction of these Rules; and

~~(w)~~(y) references to clauses are to clauses of these Rules.

2. PARTICIPATION IN THE PLAN

(a) Participation in the Plan is subject to these Rules.

(b) Participation in the Plan is optional and not transferable.

(c) Any Shareholder can participate in the Plan, unless excluded under paragraph (d).

(d) (i) Without limiting sub-paragraphs (ii) and (iii), a Shareholder with a registered address outside Australia and New Zealand (or who is a "U.S. person", or who is acting for the account or benefit of a "U.S. person", to that extent, in each case as "U.S" person is defined in clause 16(b) of these Rules) is not permitted to participate in the Plan to the relevant extent unless and until the Directors, in their absolute discretion, determine that such participation will be made available to that Shareholder, whether or not the relevant Shareholder has received an invitation to participate in the Plan or has completed a DRP Application Form.

(ii) The Directors may on any occasion determine that the right to participate in the Plan is not available to a Shareholder having a registered address, or being resident in, a country or place where:

(A) in the absence of a prospectus, disclosure document, registration statement or other prerequisite, the offer of a right of election or participation would or might be unlawful; or

(B) in the opinion of the Directors, it would not be practicable to offer a right of election or participation.

(iii) If, in the opinion of the Directors, the issue of Shares under the Plan to, or the acquisition of Shares under the Plan by, a Participant or the holding of those Shares by a Participant may breach a provision of Brambles' Constitution or be contrary to the law of any country or place, may prejudice the effective operation of the Plan or is otherwise in the opinion of the Directors is not practicable, the Directors may:

(A) decline to issue or transfer those Shares;

(B) reduce the issue or transfer of those Shares on a proportionate basis; or

(C) reduce, suspend or terminate the participation of the Participant in the Plan.

(e) Participation in the Plan may, subject to these Rules, be varied or terminated by a Shareholder at any time in accordance with clause 9.

3. **NOTICE OF ELECTION TO PARTICIPATE (ENTRY TO THE PLAN)**

(a) A notice of election to participate in the Plan must be made on a DRP Application Form and in accordance with the instructions on it, and lodged with the Registrar.

(b) If a DRP Application Form is not received by Brambles by the Record Date for a particular dividend, the Shares the subject of the DRP Application Form will not participate in the Plan for that dividend, but will, subject to these Rules, participate in the Plan for all subsequent dividends while that DRP Application Form remains in force. A duly completed DRP Application Form is, subject to these Rules, effective upon receipt and acceptance by Brambles.

(c) A DRP Application Form remains in force unless varied by the Shareholder in accordance with clause 9, or until the participation of the Shareholder is terminated in accordance with clause 9 or otherwise in accordance with these Rules. Shares which are sold or otherwise transferred will cease to participate in the Plan upon the date of registration of the transfer or other instrument of disposal.

(d) Subject to clauses 4(f) and 4(g), the Directors may in their absolute discretion:

(i) determine that an improperly completed DRP Application Form is invalid and ineffective, and return the DRP Application Form to the relevant Shareholder; or

(ii) correct any error in, or omission from, a DRP Application Form.

(e) The Directors may in their absolute discretion accept or reject any DRP Application Form without being bound to give any reason for doing so.

(f) Brambles will record for each holding of Shares of each Participant particulars of:

(i) the name and address of the Participant; and

(ii) the number of Participating Shares held by the Participant from time to time,

and Brambles's records will be conclusive evidence of the matters so recorded.

4. **DEGREE OF PARTICIPATION**

(a) A Shareholder may participate in the Plan in respect of all the Shares registered in the Shareholder's name (***full participation***) or in respect of a specific number of Shares which is less than the total number of Shares registered in the Shareholder's name (***partial participation***).

(b) A Shareholder who is eligible and wishes to participate in the Plan must (subject to paragraphs (f) and (g)) specify on a DRP Application Form the degree to which the Shareholder wishes to participate in the Plan in accordance with the instructions on the DRP Application Form.

(c) Under full participation, all Shares registered in the Participant's name from time to time, including Plan Shares, will be Participating Shares.

(d) Under partial participation:

(i) only that number of Shares specified by the Participant in accordance with these Rules will be subject to the Plan; and

(ii) all other Shares then held by the Participant or subsequently acquired by the Participant, whether Plan Shares or otherwise, will not be subject to the Plan unless the Participant alters their participation in accordance with clause 9.

(e) If at the relevant Record Date the number of Shares held by the Participant is fewer than the number of Shares specified by the Participant in accordance with paragraph (d) and subject to paragraph (g), the number of Participating Shares for that Shareholder in respect of that dividend payment will be reduced to the lesser number of Shares.

(f) An executed DRP Application Form received by Brambles which does not indicate the degree of participation will, without notice to the Shareholder, be deemed to be an election for full participation and Brambles will not be liable to the Shareholder for any loss, damage or claim in respect of their participation as a result of the operation of this provision.

(g) An executed DRP Application Form received by Brambles which indicates a degree of participation which exceeds the number of Shares then held by the Shareholder will, without notice to the Shareholder, be deemed to be an election for full participation and Brambles will not be liable to the Shareholder for any loss, damage or claim in respect of their participation as a result of the operation of this provision.

(h) If a DRP Application Form purports to nominate a shareholding for both full participation and partial participation at the same time, the DRP Application Form will be invalid.

(i) Excluded Shares will not participate in the Plan.

(j) No responsibility will be taken by Brambles for transfers of Shares that are not entered on, or removed from, the Share Register prior to the relevant Record Date.

5. **OPERATION OF THE PLAN**

(a) Each dividend, which is payable to a Participant in respect of Participating Shares and is available for payment to the Participant, will be applied by Brambles on the Participant's behalf in subscribing for and/or acquiring Shares.

(b) The Directors will determine in their absolute discretion with respect to the operation of the Plan for any dividend whether to issue new Shares, or to procure the transfer of existing Shares, to a Participant, or to apply a combination of both these options, to satisfy the obligations of Brambles under the Plan.

(c) Brambles will establish and maintain a non-interest bearing Plan account for each Participant.

(d) Brambles will, in respect of each dividend payable to a Participant:

(i) determine the amount of the dividend to be payable in respect of all their Participating Shares;

(ii) determine the withholding payments (if any) deductible by Brambles in respect of the dividend payable in respect of the Participating Shares and any other amounts that Brambles is entitled to retain in respect of the Participating Shares;

(iii) credit the amount in sub-paragraph (i) and debit any amount in sub-paragraph (ii) to the Participant's Plan account;

(iv) determine the maximum whole number of Shares which may be issued or acquired under the Plan in accordance with clause 5(e);

(v) on behalf of and in the name of the Participant, subscribe for or procure the transfer to the Participant of that number of Plan Shares determined in

accordance with sub-paragraph (iv), and debit the Participant's Plan account with the total subscription price and/or acquisition amount (as the case may be) for that number of Shares; and

(vi) retain in the Participant's Plan account (without interest) any cash balance remaining.

(e) The number of Plan Shares issued or transferred to a Participant in respect of a dividend payable to a Participant will be the next whole number below the value of the sum calculated by the formula:

$$\frac{D+R-W}{C}$$

Where:

D is the amount calculated in accordance with clause 5(d)(i);

R is the amount retained in the Participant's Plan account at the time the dividend is declared;

W is the amount calculated in accordance with clause 5(d)(ii); and

C is the price per Share at which Shares will be issued or transferred under the Plan, which will be an amount equal to the arithmetic average of the daily VWAP, during the Pricing Period less any discount determined by the Directors from time to time and announced to the ASX (rounded to the nearest cent). The price per share at which Shares will be issued or transferred under the Plan will be calculated by the Directors, or another suitable person nominated by the Directors, by reference to information the Directors approve from time to time. The determination of that price by the Directors or some other person nominated by the Directors will be binding on all Participants.

6. **SHARES ISSUED OR TRANSFERRED UNDER THE PLAN**

(a) Where the Directors determine to procure the transfer of existing Shares to a Participant under the Plan, the Shares may be acquired in the market in such manner as the Directors consider appropriate, and will be transferred to the Participant on, or as soon as practicable after,:

(i) the relevant dividend payment date; or

(ii) such other date as may be determined by the Directors in their absolute discretion and announced to the ASX prior to the Withdrawal Date.

~~the relevant dividend payment date~~.

(b) Plan Shares issued under the Plan to a Participant will:

(i) be issued on, or as soon as practicable after,:

(A) the relevant dividend payment date; or

(B) such other date as may be determined by the Directors in their absolute discretion and announced to the ASX prior to the Withdrawal Date;

(ii) rank equally in all respects with existing Shares and will participate in all dividends subsequently declared in respect of Shares; and

(iii) be registered on a Share Register where the Participant already holds Shares. If the Participant holds Shares on more than one register (one of which is Brambles's principal Share Register), the Plan Shares will be registered on the

principal Share Register unless and until the Participant requests otherwise.

(c) Brambles will apply promptly after issue for Plan Shares issued under the Plan to be admitted to quotation by ASX and any other stock exchanges on which Shares of Brambles are quoted.

7. NO COSTS TO PARTICIPANTS

No brokerage, commission or other transaction costs will be payable by Participants in respect of any issue or transfer to Participants of Plan Shares and no stamp or other duties will be payable by Participants in respect of the issue or transfer of Plan Shares to Participants under the Plan.

8. STATEMENT TO PARTICIPANTS

After each ~~dividend payment date~~Plan Share Acquisition Date, Brambles will forward to each Participant a statement setting out the information below (and/or such other information as is considered to be appropriate by the Directors in their absolute discretion):

(a) the Participant's number of Participating Shares in respect of the dividend;

(b) the dividend paid on those Participating Shares, the extent to which the dividend is franked and unfranked, and the franking credit in respect of the dividend;

(c) the net dividend amount, taking into account the deduction of withholding payments (if any) (and any other amounts which Brambles is permitted to retain) and any amount in the Participant's Plan account at the time the dividend is declared (calculated in accordance with the formula in clause 5(e)), reinvested in additional Shares;

(d) the number of additional Shares issued or transferred to the Participant in respect of the dividend and the price at which they have been issued or transferred (as calculated in accordance with clause 5(e));

(e) any cash balance carried forward (in accordance with clause 5(d)(vi)); and

(f) the total Shares held by the Participant following reinvestment of the dividend,

as soon as practicable after issue or transfer.

9. VARIATION OR TERMINATION OF PARTICIPATION

(a) A Participant may, at any time after joining the Plan, give notice to the Registrar to:

(i) increase or decrease the number of their Participating Shares; or

(ii) terminate their participation in the Plan.

Such a notice must be made on a DRP Variation Form and in accordance with the instructions on it. However, to be effective for a dividend payment, a DRP Variation Form must be received by Brambles on or before:

(iii) -the Record Date for that dividend in respect of a DRP Variation Form notifying an increase or decrease in the number of Participating Shares for that dividend; or

(iv) the Withdrawal Date for that dividend in respect of a DRP Variation Form notifying the termination of participation in the Plan for that dividend.

-A duly completed DRP Variation Form, subject to these Rules, will be effective upon receipt and acceptance by Brambles.

(b) The Directors may in their absolute discretion:

(i) determine that an improperly completed DRP Variation Form is invalid and ineffective, and return the DRP Variation Form to the relevant Participant; or

(ii) correct any error in, or omission from, a DRP Variation Form.

(c) The Directors may in their absolute discretion accept or reject any DRP Variation Form without being bound to give any reason for doing so.

(d) If a Participant dies, participation in the Plan will be terminated upon receipt by Brambles of a notice of death from the Participant's legal personal representative, with such termination taking effect immediately before the next Record Date.

(e) If a Participant is declared bankrupt or is being wound up, participation in the Plan will terminate upon receipt by Brambles of a notification of bankruptcy or winding up from the Participant or their trustee in bankruptcy or the Participant's liquidator, with such termination taking effect immediately before the next Record Date.

(f) In the case of joint Participants, where one Participant dies, becomes bankrupt or is being wound up, the participation of the other Participant(s) in the Plan will terminate at the same time as that of the deceased or bankrupt or the Participant being wound up.

(g) Upon termination of participation in its entirety for whatever reason, Brambles will, unless otherwise directed, pay to the Participant or to the Participant's legal representative as appropriate the amount, if any, retained in the Participant's Plan account as at that date.

10. REDUCTION OR TERMINATION WHERE NO NOTICE IS GIVEN

(a) Where a Participant has elected for full participation and disposes of some, but not all, of the Participant's Shares, the remaining Shares held by the Participant will continue to be Participating Shares.

(b) Where a Participant has elected for partial participation and disposes of some, but not all, of the Participant's Shares, the Shares disposed of will, to the extent possible, be deemed to be those Shares that are not Participating Shares. If the number of Shares disposed of exceeds the number of Shares that are not Participating Shares, the disposal will be deemed to include all of the Participant's Shares that are not Participating Shares, and the balance will be made up of Participating Shares, and the participant will be deemed to be a Participant with full participation in the Plan in respect of the remaining Participating Shares and any additional Shares issued or transferred under the Plan will not change the Participant's status as a fully participating Shareholder.

(c) Where a Participant's entire holding of Shares is disposed of, the Participating Shares will cease to participate in the Plan from the date of registration of the transfer or instrument of disposal and Brambles will pay to the Participant the amount (if any) to be paid in accordance with clause 9(g) to the Participant on termination of participation.

11. NOTICES

(a) DRP Notices of Election and DRP Notices of Variation, together with all other notices to Brambles under these Rules (in this clause 11, ***Notices***), must be in writing (or where Brambles so permits, in electronic form) and in such form as Brambles directs from time to time and sent to the address of the Registrar or such other address as is notified to Shareholders by Brambles from time to time, and will be effective upon receipt subject to:

(i) these Rules; and

(ii) in the case of DRP Notices of Election and DRP Notices of Variation, acceptance by Brambles.

(b) DRP Notices of Election and DRP Notices of Variation must be received by Brambles by the Record Date (or the Withdrawal Date in respect of a DRP Notice of Variation submitted in accordance with clause 9(a)(iv)) for a particular dividend to be effective for that dividend.

(c) A separate Notice must be given by a Shareholder in respect of each holding of Shares identified by a separate Shareholder Reference Number or Holder Identification Number.

(d) Where Shares are held jointly, all joint Shareholders must sign the Notice.

(e) A participant which is a corporation must execute a Notice under its common seal if required, under power of attorney or in such other manner as Brambles may from time to time determine (either generally or in particular instances).

(f) If a Notice is completed by an individual or a corporation under a power of attorney a certified copy of that power must accompany the completed Notice, unless such power has been previously noted by Brambles.

12. MODIFICATION AND TERMINATION OF THE PLAN

(a) The Directors may vary the Rules of the Plan as and when they consider it appropriate and may suspend or terminate the Plan when they consider it expedient. The Directors may give notice of a variation, suspension or termination in a manner and form as they consider appropriate.

(b) If the Plan is terminated, as soon as practicable after the termination date Brambles will send to Participants the amount (if any) to be sent in terms of clause 9(g) upon termination of their participation.

(c) The failure or accidental omission to give a variation form, suspension or termination or the non-receipt of any notice by any Shareholder will not invalidate the variation, suspension or termination of the Plan with respect to that Shareholder or generally.

(d) Any suspension of the Plan will continue until such time as the Directors either resolve to recommence or to terminate the Plan. If the Plan is recommenced, then elections as to participation in respect of the previously suspended Plan will be valid and have full force and effect in accordance with these Rules for the purpose of the recommenced Plan.

13. TAXATION

Neither Brambles nor any of its officers, employees, representatives or agents:

(a) takes any responsibility or assumes any liability for, or as a consequence of, the tax liabilities of any person in connection with the Plan; or

(b) represents or warrants that any person will gain any taxation advantage or will not incur a taxation liability or disadvantage as a result of participation in the Plan.

14. ADMINISTRATION OF THE PLAN

The Plan will be administered by the Directors, who will have power to:

(a) determine appropriate procedures for administration of the Plan consistent with the provisions of these Rules;

(b) resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) waive strict compliance with any of the provisions of these Rules; and

(d) delegate to any one or more persons, for such period and upon such conditions as they may determine, the exercise of any of their powers or discretions arising under the Plan.

15. **GENERAL**

(a) The Plan will not apply to cases where in accordance with the Constitution of Brambles, or otherwise by law, the Directors are entitled to retain all or part of a dividend payment in respect of Shares which a Participant has nominated as participating in the Plan and over which Shares or dividend Brambles holds, or is entitled to hold, a charge or lien.

(b) Each holding of Shares which a Shareholder has from time to time will be regarded as separate for the purposes of the Plan and the Plan will operate as if each such holding were held by a separate person, unless the Directors determine otherwise. Consequently, a separate DRP Application Form must be delivered to Brambles in respect of each holding of Shares which a Shareholder wishes to nominate for full or partial participation, and the Shareholder will be treated as a separate Participant in respect of each holding of Shares nominated for participation (and a reference to Shares held or acquired by a Shareholder or Participant is a reference to Shares held or acquired in respect or on account of the relevant holding).

(c) The Plan and its operation and these Rules will be governed by the laws of the State of New South Wales.

(d) These Rules will be binding on each Participant and each person who applies to become a Participant.

(e) Neither Brambles nor any officer of Brambles will be liable or responsible to any Shareholder for any loss or any alleged loss or disadvantage incurred by a Shareholder as a result, directly or indirectly, of the establishment or operation of the Plan or participation in the Plan or in relation to any advice given with respect to participation in the Plan.

16. **REPRESENTATIONS, AGREEMENTS AND ACKNOWLEDGEMENTS**

By applying to participate in the Plan in accordance with clause 3, a Shareholder:

(a) warrants that it is eligible to participate in the Plan in accordance with clause 3;

(b) represents and warrants that it is not a "U.S. person" or acting for the account or benefit of a "U.S. person". For purposes of this representation, "U.S. person" means: (i) any natural person resident in the United States; (ii) any partnership or corporation organised or incorporated under the laws of the United States, except for any agency or branch of a U.S. person located outside the United States if (A) the agency or branch operates for valid business reasons, and (B) the agency or branch is engaged in the business of insurance or banking and is subject to substantive insurance or banking regulation, respectively, in the jurisdiction where located; (iii) any estate of which any executor or administrator is a U.S. person, unless (A) an executor or administrator of the estate who is not a U.S. person has sole or shared investment discretion with respect to the assets of the estate and (B) the estate is governed by foreign law; (iv) any trust of which any trustee is a U.S. person, unless (A) a trustee who is not a U.S. person has sole or shared investment discretion with respect to the trust assets and (B) no beneficiary of the trust is a U.S. person; (v) any agency or branch of a foreign entity located in the United States; (vi) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. person; (vii) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organised, incorporated, or (if an individual) resident in the United States and held for the benefit of a U.S. person; and (viii) any partnership or corporation if: (A) organised or incorporated under the laws of any foreign jurisdiction, and (B) formed by a U.S. person principally for the purpose of investing in securities not registered under the Act, unless it is organised or

incorporated, and owned, by accredited investors who are not natural persons, estates or trusts. U.S. person does not include employee benefit plans established and administered in accordance with the law of a country other than the United States and customary practices and documentation of such country;

(c) authorises Brambles (and its officers and agents) to correct any error in, or omission from, its DRP Application Form or any DRP Variation Form;

(d) acknowledges that Brambles may at any time irrevocably determine that the Shareholder's DRP Application Form or DRP Variation Form is valid, in accordance with these Rules, even if the relevant notice is incomplete, contains errors or is otherwise defective;

(e) acknowledges that Brambles may reject any DRP Application Form or DRP Variation Form;

(f) consents to the establishment of a Plan account on its behalf;

(g) consents to any residual cash balance in the account as referred to in clause 5(d)(vi) remaining in that account as contemplated by these Rules;

(h) agrees that, where the Directors determine to procure the transfer of existing Shares to the Shareholder under the Plan, Brambles may appoint on behalf of the Shareholder, a stockbroker or other person nominated by Brambles as the Shareholder's agent to acquire Shares in the market (and for the avoidance of doubt, the Shareholder agrees to Brambles or the person nominated by Brambles taking all steps required to register the Shares in the Shareholder's name, including the execution of any transfers required);

(i) acknowledges that Brambles may arrange for the Plan to be fully or partially underwritten in respect of any one or more of the dividends payable by it;

(j) acknowledges that Brambles has not provided the Shareholder with investment advice or financial product advice and that neither Brambles nor any stockbroker or other person described in clause 16(h) is obliged to provide such advice to a Shareholder.

(k) appoints Brambles as the Shareholder's agent to receive any notices, including any Financial Services Guide (and any update of such document), that any stockbroker or other person described in clause 16(h) is required to provide under the Corporations Act 2001 (Cth). Any such document will be made available on Brambles' website (www.brambles.com); and

(l) unconditionally agrees to these Rules and agrees not to do any act or thing which would be contrary to the spirit, intention or purpose of the Plan or these Rules,

in each case, at all times until termination of the Shareholder's participation in the Plan.

17. NOTICES AND ANNOUNCEMENTS RELATING TO THE PLAN

(a) Any notice or announcement of Brambles in relation to the Plan may be effected in a manner and form as the Directors consider appropriate, including the following::

   (i) by notice to the ASX, for release to the market; or

   (ii) at the Director's discretion, by notice to Participants (or if Brambles so decides to all Shareholders) in accordance with the provisions regarding the giving of notice to Shareholders contained in the Constitution.

Any such notice may relate to the variation of these Rules, the suspension or termination of the Plan, any discount or any other matter under these Rules. It will be

effective from the date as specified in the notice.

(b) Notwithstanding clause 17(a), Brambles may at any time, without the need for any notice:

(i) modify the Plan to comply with the Constitution of Brambles, the ASX Listing Rules, or any law; and

(ii) make minor amendments to the Plan where such amendments are of an administrative or procedural nature.

(c) The Directors may settle (in such manner as they think expedient) any difficulties, anomalies or disputes which may arise in connection with, or by reason of, the operation of the Plan, whether generally or in relation to any Shareholder or any Shares. Any determination of the Directors will be conclusive and binding on all Shareholders and other persons to whom the determination relates.

Level 40, Gateway Building
1 Macquarie Place
SYDNEY NSW 2000
AUSTRALIA

Brambles Limited

ABN 89 118 896 021

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

6 October 2009

Brambles

Dear Shareholder

Brambles Limited Dividend Reinvestment Plan

You have elected to participate in the Brambles Dividend Reinvestment Plan (**DRP**) for the 2009 final dividend (**Dividend**). I am writing to inform you of some changes to the administration of the DRP as it applies to the Dividend.

Brambles today announced the launch of a comprehensive new service and quality offering for CHEP USA to deliver immediate benefits to customers while addressing next generation supply chain needs, optimising costs and pricing, and best positioning the business for the medium to long term.

Today's release, and an investors briefing on the new program, have been placed on Brambles website at www.brambles.com under the "Latest News" column on the home page.

As a result of today's announcement, the Board of Brambles has decided to implement changes to the administration of the DRP as it applies to the Dividend. These changes are being implemented to provide you with the opportunity to take into account today's announcement before making a final decision on whether to remain in the DRP for the Dividend or to take the Dividend in cash.

Shares under the DRP were originally due to be issued to participants on 8 October 2009, based on a pricing period of 22 September to 5 October 2009. As a result of the changes to the DRP:

1. DRP shares will be issued on 27 October.
2. The price at which DRP shares are issued will be the lower of the prices calculated under the DRP Rules for the following pricing periods:
   - The original period of 22 September to 5 October; and
   - An alternative period of 12 October to 23 October,

   less a discount of 2.5%. This is the same discount announced on 20 August.
3. Shareholders who have currently elected to participate in the DRP will be allowed to withdraw from the DRP (and hence receive their Dividend in cash) until 16 October.
4. If shareholders elect to withdraw from the DRP by 16 October, they will receive the Dividend in cash on 27 October.

If you wish to stay in the DRP and receive the Dividend in Brambles shares, you do not need to do anything. The number of shares which you receive will be at least the number of shares you would have received if there had been no changes to the DRP, and the DRP calculations had been made under the original pricing period. You may receive a greater number of shares.

If you wish to withdraw from the DRP and receive the Dividend in cash, please complete the enclosed DRP Reduction or Termination Form and return it to Brambles Share Registrar, Link Market Services Limited either in the enclosed business reply envelop or fax or email it to Link at the fax number or email address shown on the form by 5.00 pm on 16 October 2009.

Further details on the changes to the DRP and how they operated are set out in the enclosed leaflet.

Yours sincerely

Robert Gerrard
Group Company Secretary

Frequently Asked Questions

1. Why are the changes to the DRP being made?

On 6 October 2009, Brambles announced a comprehensive new service and quality programme for CHEP USA to deliver immediate benefits to customers while addressing next generation supply chain needs, optimising costs and pricing and best positioning the business for the medium to long term. The new programme, called Better Everyday, is the culmination of an in-depth review of the CHEP USA business which commenced in February 2009, and reflects extensive consultation and successful trials with major customers. The implementation of initiatives flowing from the CHEP USA review will further strengthen CHEP USA to capture a greater share of the US$10 billion pallet market.

The changes to the DRP have been implemented to enable shareholders to take into account today's announcement before making a final decision on whether to remain in the DRP for the Dividend or to take the Dividend in cash.

2. What do I do if I want to remain in the DRP for the Dividend?

You do not need to do anything. You have already elected to participate in the DRP and that election will remain in place.

3. If I remain in the DRP, when will I receive my DRP shares?

Your DRP shares will be issued on 27 October 2009. You should receive your statement of the number and price of the DRP shares shortly after that date.

4. If I remain in the DRP, what is the price at which my DRP shares will be issued?

Your DRP shares will be issued at the lower of the daily average of the volume weighted average market price for Brambles shares sold on the ASX automated trading system during each of the following periods:

- 22 September to 5 October; and
- 12 October to 23 October,

less a discount of 2.5%.

The first of these prices is on Brambles' website at www.brambles.com: go to "Investors and Media" and click on "ASX Announcements".

5. What do I do if I wish to withdraw from the DRP and receive the Dividend in cash?

You should complete the enclosed *DRP Reduction or Termination Form* and return it to Brambles' share registrar by no later than 5.00 pm on 16 October 2009 at the following address, email address or fax number.

Link Market Services Limited
Locked Bag A14
Sydney South NSW 1235 Australia
Email: registrars@linkmarketservices.com.au
Facsimile: (02) 9287 0303

6. If I withdraw from the DRP when will I receive my cash Dividend?

The cash Dividend will be paid on 27 October 2009.

If you are an Australian resident shareholder and have previously provided Brambles' Share Registry with your financial institution account details, your cash dividend payment will be made into that account. If you have received a *Request for Direct Credit of Payments* form with this letter, Brambles' Share Registry does not have your financial institution account details on record. You must complete and return the *Request for Direct Credit of Payments* form to the Share Registry in order to receive your cash dividend payment.

7. **If I withdraw from the DRP for the Dividend, will I be able to participate in the DRP for future dividends?**

Yes. You will, however, need to complete a *Dividend Reinvestment Plan Application* form and send it to Brambles share registrar, Link Market Services Limited, before 5 pm on the record date for that dividend. The record date for a dividend is the date used to identify shareholders entitled to receive the dividend. It normally occurs in March (for the interim dividend) and September (for the final dividend). The record date for specific dividends is posted on the "Investors and Media", "Dividends" section of the Brambles website at www.brambles.com.

You can obtain this form from Link Market Services at

Link Market Services Limited
Email: registrars@linkmarketservices.com.au
Telephone within Australia: 1300 883 073
Telephone outside Australia: +61 2 8280 7143

8. **What are the new key dates for the DRP in relation to the Dividend?**

These are set out in the table below.

Event	Date
Dividend record date	18 September
Last date to elect to participate in the DRP	18 September
First DRP pricing period	22 September to 5 October
Second DRP pricing period	12 October to 23 October
Last date to elect to withdraw for the DRP	16 October
DRP shares Issued / Dividend Paid to DRP participants who withdraw from DRP	27 October

6 October 2009

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

6 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

CHEP USA ANNOUNCES NEW SERVICE AND QUALITY OFFER TO MEET NEXT GENERATION USA SUPPLY CHAIN NEEDS

Attached are copies of slides to be presented by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Mr Jim Ritchie, President CHEP USA, at an analyst briefing to be held in Sydney later today.

The slides and webcast of the briefing will be available on Brambles' website.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles

New Customer Service and Quality Program

6 October 2009

Mike Ihlein
Chief Executive Officer

Jim Ritchie
President, CHEP USA



New customer service and quality program

Mike Ihlein

- Background to CHEP USA review
- Pooled wood pallet the best solution
- Customer service and quality program (Better Everyday)
- Financial impact

Jim Ritchie

- Customer engagement
- Details of Better Everyday program
- Implementation

Mike Ihlein

- CHEP USA best positioned for the future

2 Brambles

CHEP USA – the journey

2001 **2007**

PURSUE RAPID GROWTH

- Buoyant economy
- Strong volume and revenue growth
- Margin expansion
- 8% average volume growth per annum

Customer pallet performance requirements

- Vast majority of needs met by CHEP average pallet quality
- Limited demand for high performance met by new pallets

CHEP USA – the journey

2001 **2007** **2009**

PURSUE RAPID GROWTH

- Buoyant economy
- Strong volume and revenue growth
- Margin expansion
- 8% average volume growth per annum

INVEST TO STRENGTHEN

- Economic slowdown – lower revenue growth
- Evolving customer needs
- 1% average volume growth per annum
- Increasing competitive activity
- US$160m quality investment

US$160 million investment well received by customers

- Repairs up by over 50%
- Two thirds of issues at new US Plus specification
- Customers moved back to CHEP
- Positive customer feedback

"Thanks again for your commitment to quality it makes our job a lot easier."

"I just wanted to let you know you guys are doing a great job of getting us good pallets!"

"Due to sustained performance, the LA plant is no longer using [competitor] pallets. The LA facility has become [our] benchmark plant for pallet usage throughout our production process."

"Overall we have seen improvements not only from a structurally sound pallet, but from cosmetic as well."
"Thanks to CHEP for the recent, dramatic improvements in quality. Keep up the good work."

5 Brambles

CHEP USA – the journey

2001 **2007** **2009**

PURSUE RAPID GROWTH

- Buoyant economy
- Strong volume and revenue growth
- Margin expansion

INVEST TO STRENGTHEN

- Economic slowdown – lower revenue growth
- Evolving customer needs
- 1% average volume growth per annum
- Increasing competitive activity
- US$160m quality investment
- **CHEP USA review**

Evolving customer needs

- Increased automation
- Lightweight packaging trends
- Smaller pack sizes
- Supply chain efficiencies

6 Brambles

CHEP USA review objectives

- Best position business for medium to long term
- Determine optimal range of:
  - Service offerings ✔
  - Pallet platform ✔
  - Pallet quality ✔
  - Service centre network requirements ✔
  - Cost and pricing structures ✔

.........to best meet future customer needs

7 Brambles

Key outcomes of CHEP USA review

- Wood is here to stay
  - Economically and environmentally sustainable
  - Best solution for broad supply chain
- New customer service and quality program – Better Everyday
  - Developed with major customers
  - Immediate benefits to customers
  - Meet next generation USA supply chain needs
  - Positions CHEP USA for future growth
- Financial Impact
  - Ongoing net cost of US$50m per annum
  - Additional fast track costs of US$110m over three years
  - Operating margin in mid-20 percent range for CHEP Americas from FY13

8 Brambles

Pooled wood pallet the best *economic* solution for the broad supply chain

- Crucial variables:
  - New pallet cost
  - Turns
  - Loss rate
  - Damage (scrap) rate
- Robust long term margins and returns[1] only from wood
- Alternative materials only offer solutions in niche situations

Platform economics at given issue price


Higher
Combined loss / scrap rate
Lower
Lower
POSITIVE RETURNS
CHEP USA pooled wood pallet
NEGATIVE RETURNS
US$ cost of new pallet
Example alternative platform
Higher

1 Return on invested capital

Pooled wood pallet the best *environmental* solution for the broad supply chain



Renewable resource

Sustainably managed forests

Fully recyclable

Ten years of scientific studies

✓ Lower emissions

✓ Lower energy consumption

✓ Lower solid waste

Better Everyday program

- Quantum shift in pallet platform
  - Customer segmentation
    - US Plus specification
    - US Premium specification
- Investment in customer service and relationships
  - Increase and realign field resources
  - Simpler, technology-based customer solutions
- Cost efficiencies and pricing flexibility
- Positioning for growth


Cost and network optimisation
Service quality
Better Everyday
Relationship quality
Platform quality
Pricing and growth

11 Brambles

Financial impacts of Better Everyday program

- US$50m per annum ongoing net cost impact
- Additional fast-track spend of US$110m over three years
- Operating margin in mid-20 percent range for CHEP Americas from FY13
- Financials do not include upside from growth or pricing opportunities associated with introduction of US Premium specification

Incremental operating expenditure US$m	FY10[1]	FY11	FY12	Ongoing
Ongoing net costs	50	50	50	50
Additional costs (fast-track)	30	50	30	–
Net pre-tax cost impact (underlying)	**80**	**100**	**80**	**50**

1. US$37m of operating expense in FY10 from initial US$160m pallet quality program not included in table – to be presented in Underlying profit

12 Brambles

CHEP USA – the journey

2001

PURSUE RAPID GROWTH

- Buoyant economy
- Strong volume and revenue growth
- Margin expansion
- 8% average volume growth per annum

2007

INVEST TO STRENGTHEN

2009

POSITION FOR THE FUTURE

- Economic recovery
- Capital discipline
- Superior wood pallet and performance
- Improved customer interaction
- Commitment to innovation
- Better Everyday

New customer service and quality program

Mike Ihlein

- Background to CHEP USA review
- Pooled wood pallet the best solution
- Customer service and quality program (Better Everyday)
- Financial impact

Jim Ritchie

- Customer engagement
- Details of Better Everyday program
- Implementation

Mike Ihlein

- CHEP USA best positioned for the future

Comprehensive seven-month review:
Listening, understanding, testing and responding

- Over 700 customer interviews representing over 70% of issues


Interviews with broad range of customers
Extensive field trials
Deep dive key customers
Testing of alternatives

- Extensive damage rate and component-by-component repair analysis
- 5 plants testing US Premium pallet
- >350,000 US Premium pallets issued
- Cross-regional comparisons

- Data analysed for over 35,000 customer locations
- Customer profitability analysis

- 80 alternative platforms analysed in last 12 months

15 Brambles

What our customers told us

What we like...

- ...the quality improvements to date
- ...availability and on-time delivery
- ...scale and expertise

What we want...

- ...it to be easier to do business with CHEP
- ...an organisation that responds quickly
- ...a pallet of consistent quality that meets our needs now and in the future

16 Brambles

Better Everyday program implementation starts now


Cost and network optimisation
Service quality
Better Everyday
Pricing and growth
Relationship quality
Platform quality

17

Brambles

Better Everyday
– service quality

Unrivalled performance standards and ease of doing business

- US-wide pallet availability and on-time delivery
- Accelerated deployment of global CHEP technology initiative Portfolio+Plus – simplified account management
- Streamlined administration and simplified invoicing

18

Brambles

Better Everyday
– relationship quality

Significantly enhanced levels of customer engagement

- Increased field-based sales resources
- Realigned field-based organisation to improve speed and responsiveness to customer needs
- Proactive problem solving and value-added solutions

19 Brambles

Better Everyday
– platform quality – US Plus specification

Quantum uplift in total pallet pool quality delivering the best overall supply chain solution

- US Plus pallet specification – new minimum standard across substantially all of USA pool by March 2010
  - Significantly higher quality
  - All 93 service centres certified to repair to minimum of US Plus
  - Consistently deliver uniform high standard of pallet quality to match needs of the customer
  - Minimise risk of customer production downtime and product damage

20 Brambles

Better Everyday
– platform quality – US Premium specification

Quantum uplift in total pallet pool quality delivering the best overall supply chain solution

- 'US Premium' pallet specification to meet most demanding supply chain requirements
  - Developed in collaboration with major customers after extensive trialling
  - Significantly improved top and bottom deck coverage and leading edge boards
  - No known occurrences of production downtime or product damage in trials
  - Designed for the most demanding of automated facilities and packaging formats
  - To meet evolving needs, three quarters of pool will be US Premium specification within three years

Major improvement in customer sentiment

"The top board edges are important on the robot and these pallets are a lot better."

"Next to new pallets, these are the best pallets we've seen."

"Whatever you are doing please keep doing it."

"I haven't had any problems with the new pallets."

"There has been no downtime and I have heard positive feedback from the operators."

"These pallets run much better."

Better Everyday
– pricing and growth

Pricing and growth

- No general price increases in first 12 months of Better Everyday program
- Attractive pricing for lane expansion opportunities with existing customers
- Leverage our network capabilities and additional sales staff to penetrate mid-sized customers
- US Premium specification expected to facilitate additional pricing and volume growth over time

23 Brambles

Better Everyday
– cost and network optimisation

Leveraging our proven history of reducing costs and eliminating waste

- Six Sigma "Black Belts" re-engineering targeted processes
- Continual demand planning and network optimisation
- Productivity initiatives with service centre and transport providers
- Continued expansion of LeanLogistics capability

24 Brambles

Delivering on the promise

- An effective blend of disciplined execution in FY10, with long-term planning
- Daily performance and productivity tracking
- Customer working groups to drive the next generation of innovation
- Experience-tested governance processes ensure deliverables are achieved
- Quick wins

25 Brambles

Accountability

- Significantly higher platform quality and performance to meet current and future customer needs
- Fundamentally enhanced processes and technology
- Considerably improved customer interaction and responsiveness
- Aggressive strategies to win new business and retain existing customer volumes
- A commitment to innovation aligned with customer needs

26 Brambles

Comprehensive review – clear path forward

- Better understanding of customer future needs
  - Data on over 35,000 customer locations
  - Solutions developed with extensive customer feedback, tested and confirmed
- Leveraging other CHEP Regions
  - Capturing and deploying best practices
  - Recommendations validated with internal experts
- Robust financial analysis
  - Field tested cost assumptions
  - Cost savings identified – initiatives launched
  - Risks understood – mitigation plans in place
- The Team is motivated, passionate and ready!

27 Brambles

New customer service and quality program

Mike Ihlein

- Background to CHEP USA review
- Pooled wood pallet the best solution
- Customer service and quality program (Better Everyday)
- Financial impact

Jim Ritchie

- Customer engagement
- Details of Better Everyday program
- Implementation

Mike Ihlein

- CHEP USA best positioned for the future

28 Brambles

Summary

- Strong business model; well positioned to benefit from economic recovery
- Initial quality investment in place with positive results
- The most comprehensive review ever in CHEP USA
- Wood pallet platform remains best solution
- Launched the Better Everyday program
- Substantial investment in place to deliver long-term success
- We have the right people, strong commitment, and the expertise to deliver

Disclaimer statement

Brambles

Customer Service and Quality Program

6 October 2009

Mike Ihlein
Chief Executive Officer

Jim Ritchie
President, CHEP USA



Contact details

Michael Roberts

Vice President Investor Relations and Corporate Affairs

michael.roberts@brambles.com

+61 (0)2 9256 5216

James Hall

Manager Investor Relations and Corporate Affairs

james.hall@brambles.com

+61 (0)2 9256 5262

32 Brambles

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

7 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

DIVIDEND REINVESTMENT PLAN – 2009 FINAL DIVIDEND

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Brambles

Securities Exchange and Media Release
7 October 2009

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP)

As announced yesterday, the price at which shares will be issued under the DRP for the 2009 final dividend will be the lower of the price per share calculated for the original pricing period of 22 September to 5 October 2009 and the alternative pricing period of 12 October to 23 October 2009, less the 2.5% discount announced on 20 August 2009.

The price for the first of these periods is $7.77 per ordinary share.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

8 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO DIVIDEND SHARE PROGRAM

We wish to advise that 3,329 ordinary shares in Brambles Limited have been issued under the terms and conditions of the Brambles Limited MyShare Dividend Share Program. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	3,329
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	3,329 @ $7.74 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the Brambles Limited MyShare Dividend Share Program
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,570,367	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,047,665	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 $^+$Quotation of our additional $^+$securities is in ASX's absolute discretion. ASX may quote the $^+$securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the $^+$securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those $^+$securities should not be granted $^+$quotation.
- An offer of the $^+$securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any $^+$securities to be quoted and that no-one has any right to return any $^+$securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the $^+$securities be quoted.
- If we are a trust, we warrant that no person has the right to return the $^+$securities to be quoted under section 1019B of the Corporations Act at the time that we request that the $^+$securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before $^+$quotation of the $^+$securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 8 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited for Mr M F Ihlein.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	8 SEPTEMBER 2009

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nominees on behalf of MyShare participants. Mr Ihlein has a beneficial interest in 57 shares. Computershare Nominees CI LTD <Brambles MyShare Control A/C> is the registered holder.
Date of change	30 September 2009 and 8 October 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 418 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 418 BXB shares.
Class	Ordinary shares
Number acquired	57

{CW 00050568}+ See chapter 19 for defined terms.

Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	51 @ A$8.20 per share 6 @ A$7.74 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CREST Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family Super Fund. Performance share rights over 465,764 BXB shares 475 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 469 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	51 (Acquired Shares) purchased on market and 6 (Dividend Shares) allocated through Computershare Nominees CI Limited. 51 (Matching Share Rights) were also allocated.
Any Additional information	MyShare is a global employee share ownership plan, full details of which are set out in the 2008 Notice of Annual General Meeting.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

{CW 00050568}+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

9 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam

NOTIFICATION RE PDMR

Attached is a notification required under UK Disclosure and Transparency Rules of transactions in the shares of Brambles Limited by a person who is a "person discharging managerial responsibilities" (PDMR).

The persons discharging managerial responsibility are not Directors of Brambles Limited.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 40 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

40 SHARES @ AU$8.20 PER SHARE
5 SHARES @ AU$7.74 PER SHARE

14. Date and place of transaction

40 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 SHARES ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 392 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 40 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 387 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 51 SHARES AND ALLOCATION OF 4 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

55 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

51 @ AU$8.20 PER SHARE AND 4 @ AU$7.74 PER SHARE

14. Date and place of transaction

51 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 4 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 473 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 51 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 469 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 37 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

37 @ AU$8.20 PER SHARE
5 @ AU$7.74 PER SHARE

14. Date and place of transaction

37 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,080 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 37 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,565 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R; (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 37 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

37 @ AU$8.20 PER SHARE
5 @ AU$7.74 PER SHARE

14. Date and place of transaction

37 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,736 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,260 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

12 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 15,134 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	15,134
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	15,134 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	12 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,585,501	Ordinary fully paid shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	7,032,531	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 12 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

13 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 46,542 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	46,542
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	46,542 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	13 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,632,043	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,985,896	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 13 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

14 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 29,125 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	29,125
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	29,125 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	14 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,661,168	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,956,771	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 14 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

15 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,642 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	10,642
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	10,642 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	15 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,402,671,810	Ordinary fully paid shares

+ See chapter 19 for defined terms.

	Number	+Class
9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,946,129	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?	
12 Is the issue renounceable or non-renounceable?	
13 Ratio in which the +securities will be offered	
14 +Class of +securities to which the offer relates	
15 +Record date to determine entitlements	
16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17 Policy for deciding entitlements in relation to fractions	
18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19 Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 15 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

16 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir,

BRAMBLES APPOINTS CHIEF INFORMATION OFFICER

Attached is a release to the Exchange from Brambles Limited regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

Brambles

16 October 2009

ASX & Media Release

Brambles appoints Chief Information Officer

Brambles Limited is pleased to announce Jim Infinger will join Brambles as Senior Vice President and Brambles Chief Information Officer (CIO) with effect from Monday 19 October 2009.

Mr Infinger, 52, joins Brambles after six years with Harman Industries, at which he held the position of Senior Vice President and CIO.

Mr Infinger has previously held CIO roles for Raytheon and CompUSA. He has also previously worked for Siemens Nixdorf, ICL Fujitsu and Wal-Mart Stores.

Mr Infinger is a member of the advisory boards of Oracle, HP, SAP, Microsoft, AT&T and Cisco. He is also a member of the Project Management Institute and the Society for Information Management.

Brambles' Chief Executive Officer (Elect) Tom Gorman said: "Jim's extensive experience in information systems, strong commercial orientation and customer focus will be of great benefit to Brambles.

"I am impressed with his energy, strategic thinking and his perspective on how information systems can really help our businesses address customer needs. I am looking forward to working together."

Mr Infinger will report to Mr Gorman and will be a member of Brambles' Executive Leadership Team. He will be based in Orlando, Florida.

------------------------------ Ends ------------------------------

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

19 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 14,220 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,220
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	14,220 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	19 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,402,686,030	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,931,856	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 19 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

26 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

DIVIDEND REINVESTMENT PLAN – 2009 FINAL DIVIDEND

Attached is an announcement regarding the above.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

Securities Exchange and Media Release
26 October 2009

Brambles

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP)

On 6 October 2009, Brambles announced that the price at which shares would be issued under the DRP for the 2009 final dividend would be the lower of the price per share calculated for the original pricing period of 22 September to 5 October 2009 and the alternative pricing period of 12 October to 23 October 2009, less a discount of 2.5%.

Brambles advises that the price (including the discount) for the original pricing period was $7.77 per ordinary share and for the alternative pricing period was $7.01 per ordinary share. Accordingly, the price at which shares will be issued to DRP participants will be $7.01 per ordinary share.

Approximately 37% of ordinary shares on issue will participate in the DRP for the 2009 final dividend. The DRP has not been underwritten.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Madam,

APPENDIX 3B

Attached is a release to the Exchange from Brambles Limited regarding an allotment of 9,223,292 ordinary shares under the Dividend Reinvestment Plan.

Yours faithfully
Brambles Limited

Robert Gerrard
Company Secretary

{CW 00056022}

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Fully paid ordinary shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,223,292
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully paid ordinary shares issued under the terms and conditions of the Brambles Limited Dividend Reinvestment Plan.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	A$7.01
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued under the terms and conditions of the Brambles Limited Dividend Reinvestment Plan.
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,411,909,322	Fully paid ordinary shares

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,931,622	Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

{CW 00056020}

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) [X] Securities described in Part 1

(b) [ ] All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 [ ] If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 [ ] If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 [ ] A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: ....Date: 27 October 2009
Company secretary

Print name: Robert Gerrard

== == == == ==

{CW 00056020}

+ See chapter 19 for defined terms.

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

27 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 90,647 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	90,647
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	90,647 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	27 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
1,411,999,969	Ordinary fully paid shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	6,840,975	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 27 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

82-5205

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

28 October 2009

The Manager - Listings
Australian Securities Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Via electronic lodgement

Dear Sir

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, we attach a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr B M Schwartz.

Yours faithfully
Brambles Limited

Robert Gerrard
Group Company Secretary

{CW 00056070}

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN SCHWARTZ
Date of last notice	15 MAY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 October 2009
No. of securities held prior to change	Nil
Class	Ordinary shares
Number acquired	178
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.01 per share
No. of securities held after change	10,178 ordinary shares in BXB held by Brian Schwartz and Arlene Schwartz as Trustees for the Schwartz Superannuation Fund

{CW 00056071}+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of shares under the Brambles Limited Dividend Reinvestment Plan.
Any Additional information	

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Brambles Limited
ABN 89 118 896 021
Level 40 Gateway 1 Macquarie Place
Sydney NSW 2000 Australia
GPO Box 4173 Sydney NSW 2001
Tel +61 2 9256 5222 Fax +61 2 9256 5299
www.brambles.com

Brambles

29 October 2009

The Manager-Listings
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

via electronic lodgement

Dear Madam

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 9,018 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance share awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Yours faithfully
BRAMBLES LIMITED

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003, 24/10/2005.

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	9,018
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	N/A

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
5	Issue price or consideration	9,018 @ 0.00 per share
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued pursuant to the terms of the various Brambles Employee Share Plans
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 October 2009

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	1,412,008,987	Ordinary fully paid shares

+ See chapter 19 for defined terms.

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
6,831,957	Employee options and performance share awards with respect to BXB shares, with various exercise and expiry dates

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☒ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 29 October 2009
(Company secretary)

Print name: Robert Gerrard

== == == == ==

+ See chapter 19 for defined terms.

Regulatory Story

Go to market news section

Company	Brambles Limited
TIDM	BXB
Headline	Annual Information Update
Released	07:00 01-Oct-2009
Number	0260A07

RNS Number : 0260A
Brambles Limited
01 October 2009

30 September 2009

Brambles Limited
Australian Company Number 118 896 021

Annual Information Update for the period 30 September 2008 to 29 September 2009 inclusive

As required by Prospectus Rule 5.2, all information which has been made available to the public by Brambles Limited during the 12 month period ended 29 September 2009 in the United Kingdom (being Brambles Limited's Home State for the purpose of the EU Prospectus Directive) and in other countries which is required to be disclosed pursuant to this Rule is outlined in this update. The information referred to in this update has been given in summary form only. Full copies of all documents can be obtained from the sources specified in this update.

The appendices to this update contain the following information:

Appendix 1 - **Announcements made via a Regulatory Information Service**

Copies of these announcements may be viewed and downloaded from the London Stock Exchange website at http://www.londonstockexchange.com/en-gb/pricesnews/marketnews/ (code BXB) or from Brambles'

website
at http://www.brambles.com/BXB/content/investors_lse.html.

Appendix 2 - **Announcements made to the Australian Securities Exchange**

Copies of these announcements may be viewed and downloaded from the Australian Securities Exchange website at http://www.asx.com.au/asx/statistics/announcements.do or from Brambles' website at http://www.brambles.com/BXB/content/investors_asx.html.

Filings made with the Australian Securities and Investments Commission ("ASIC")

Brambles Limited has submitted filings to ASIC in relation to:

- allotment of shares
- appointment and resignation of directors (or changes in their particulars)
- annual company statement, confirming company details including paid-up share capital
- alterations to its constitution

The documents can be obtained through one of the ASIC information brokers listed on the ASIC website at http://www.asic.gov.au/asic/asic.nsf/byheadline/Information+brokers?opendocument.

Filings made with the Securities and Exchange Commission ("SEC")

Brambles has also filed hard copies of:

- all of the announcements listed in Appendix 2 to this update;
- where there are material differences between the announcements listed in Appendix 1 and Appendix 2, the relevant announcements listed in Appendix 1; and
- the above ASIC filings

with the SEC in the USA, pursuant to Rule 12g3-2b of the Securities Exchange Act 1934. Bulk filings were made with the SEC on:

- 1 September 2009
- 3 August 2009
- 1 July 2009
- 1 June 2009
- 4 May 2009
- 1 April 2009
- 2 March 2009
- 2 February 2009
- 5 January 2009
- 1 December 2008
- 3 November 2008
- 30 September 2008

Documents sent to Shareholders

The following documents were posted to shareholders during the period covered by this update:

23 February 2009	Dividend Reinvestment Plan booklet (distributed to shareholders in Australia and New Zealand only)
23 February 2009	Dividend Reinvestment Plan application form (distributed to shareholders in Australia and New Zealand only)
9 April 2009	Letter about unsolicited offers for shares (distributed to shareholders)
30 September 2009	CDI holder Question Form for AGM (distributed to CDI holders)
30 September 2009	Shareholder Question Form for AGM (distributed to shareholders)
30 September 2009	Voting Instructions Form (distributed to CDI holders)
30 September 2009	Proxy Form (distributed to shareholders)
30 September 2009	Notice of Annual General Meeting 2009 (distributed to shareholders and CDI holders)
30 September 2009	Annual Report 2009 (distributed to shareholders and CDI holders who have requested it)
30 September 2009	Shareholder Review 2009 (distributed to shareholders and CDI holders who requested an Annual Report)

Copies of these documents are available from the Company Secretary, Brambles Limited, Level 40, Gateway, 1 Macquarie Place, Sydney, NSW 2000, Australia.

In accordance with Prospectus Rule 5.2.7, it is noted that whilst the information referred to above was up to date at the time of publication, it may now be out-of-date due to changing circumstances.

Robert Gerrard
Company Secretary

Appendix 1 - Announcements made via a Regulatory Information Service

11:23 28-Sep-2009	Annual Financial Report
07:42 24-Sep-2009	Holding(s) in Company
07:00 24 Sep-2009	Issue of Shares
08:11 23-Sep-2009	Holding(s) in Company
07:30 23-Sep-2009	Holding(s) in Company
08:34 22-Sep-2009	Issue of Shares
07:00 15-Sep-2009	Director/PDMR Shareholding
07:00 15-Sep-2009	Issue of Shares
07:00 14-Sep-2009	Issue of Shares
07:00 11-Sep-2009	Issue of Shares
07:00 09-Sep-2009	Issue of Shares
07:00 08-Sep-2009	Director/PDMR Shareholding
07:00 08-Sep-2009	Director/PDMR Shareholding
07:00 08-	Issue of Shares

Sep-2009	
09:43 04-Sep-2009	Holding(s) in Company
08:40 04-Sep-2009	Issue of Shares
07:55 03-Sep-2009	Issue of Shares
09:32 02-Sep-2009	Issue of Shares
07:22 02-Sep-2009	Holding(s) in Company
07:04 02-Sep-2009	Directorate Change
10:44 01-Sep-2009	Issue of Shares
07:00 01-Sep-2009	Holding(s) in Company
07:00 25-Aug-2009	Investor Information Pack
07:00 24-Aug-2009	Issue of Equity
07:00 20-Aug-2009	Final Results - part 2/2
07:00 20-Aug-2009	Presentation to Analysts
07:00 20-Aug-2009	Final Results part 1/2
08:40 19-Aug-2009	Issue of Shares
07:00 13-Aug-2009	Issue of Shares
07:00 06-Aug-2009	Director/PDMR Shareholding
07:00 06-Aug-2009	Director/PDMR Shareholding
07:00 30-Jul-2009	Issue of Shares
07:36 23-Jul-2009	Issue of Shares
07:04 16-Jul-	Issue of Equity

2009	
07:00 07-Jul-2009	Director/PDMR Shareholding
07:00 07-Jul-2009	Director/PDMR Shareholding
09:56 24-Jun-2009	Director/PDMR Shareholding
07:00 09-Jun-2009	Issue of Shares
07:00 09-Jun-2009	Director/PDMR Shareholding
07:13 05-Jun-2009	Issue of Shares
07:03 05-Jun-2009	Director/PDMR Shareholding
07:00 05-Jun-2009	Director/PDMR Shareholding
16:40 29-May-2009	Second Price Monitoring Extn
16:35 29-May-2009	Price Monitoring Extension
08:49 29-May-2009	Issue of Shares
07:00 15-May-2009	Director/PDMR Shareholding
07:00 12-May-2009	Investor Information Presentation
12:30 11-May-2009	Investor Information Presentation
10:40 11-May-2009	Interim Management Statement
07:00 08-May-2009	Issue of Shares
07:00 06-May-2009	Brambles Appoints President, CHEP USA
07:00 05-May-2009	Director/PDMR Shareholding
07:00 05-May-2009	Director/PDMR Shareholding
07:00 30-	Issue of Shares

Apr-2009	
07:00 27-Apr-2009	Issue of Shares
07:00 21-Apr-2009	Director/PDMR Shareholding
08:04 09-Apr-2009	Issue of Equity
07:37 09-Apr-2009	Holding(s) in Company
08:36 07-Apr-2009	Director/PDMR Shareholding
08:27 07-Apr-2009	Director/PDMR Shareholding
07:00 06-Apr-2009	Dividend Reinvestment Plan
07:00 26-Mar-2009	Australian Securities Exchange - Price Query
07:00 16-Mar-2009	Holding(s) in Company
07:00 16-Mar-2009	Issue of Shares
07:00 13-Mar-2009	Director/PDMR Shareholding
07:00 13-Mar-2009	Directorate Change
07:00 10-Mar-2009	Investor Information Pack
07:00 05-Mar-2009	Issue of Shares
07:00 02-Mar-2009	Issue of Shares
07:00 26-Feb-2009	Holding(s) in Company
07:00 26-Feb-2009	Issue of Shares
07:00 25-Feb-2009	Issue of Equity
07:00 24-Feb-2009	Background Information
07:00 19-	Issue of Shares

Feb-2009	
07:00 17-Feb-2009	Dividend Reinvestment Plan
07:00 16-Feb-2009	Presentation to Analysts
07:00 16-Feb-2009	Half Yearly Report - Media Release
07:00 16-Feb-2009	Half Yearly Report
07:00 12-Feb-2009	Issue of Shares
07:00 11-Feb-2009	Issue of Equity
07:00 09-Feb-2009	Issue of Equity
16:35 06-Feb-2009	Price Monitoring Extension
07:00 28-Jan-2009	Understanding CHEP Presentation
07:00 27-Jan-2009	Issue of Shares
07:00 16-Jan-2009	Issue of Shares
07:00 08-Jan-2009	Issue of Equity
07:00 23-Dec-2008	Issue of Shares
07:00 23-Dec-2008	Director/PDMR Shareholding
07:00 23-Dec-2008	Director/PDMR Shareholding
07:00 22-Dec-2008	Issue of Equity
07:00 22-Dec-2008	Holding(s) in Company
07:00 19-Dec-2008	Issue of Equity
07:00 15-Dec-2008	Issue of Shares
07:00 10-	Issue of Shares

Dec-2008	
07:00 08-Dec-2008	Issue of Shares
07:00 02-Dec-2008	Issue of Shares
07:00 02-Dec-2008	Director/PDMR Shareholding
07:00 01-Dec-2008	Issue of Shares
07:00 27-Nov-2008	Issue of Shares
16:45 25-Nov-2008	Second Price Monitoring Extn
16:39 25-Nov-2008	Price Monitoring Extension
07:00 25-Nov-2008	AGM Statement
07:00 25-Nov-2008	Result of AGM
07:00 25-Nov-2008	Addresses delivered by Chairman and CEO
07:00 20-Nov-2008	Issue of Shares
07:00 18-Nov-2008	Issue of Shares
07:00 13-Nov-2008	Issue of Shares
07:00 10-Nov-2008	Issue of Shares
07:00 07-Nov-2008	Issue of Shares
07:00 05-Nov-2008	Issue of Shares
07:00 03-Nov-2008	Issue of Shares
07:00 03-Nov-2008	Director/PDMR Shareholding
07:00 31-Oct-2008	Issue of Shares
07:00 30-	Issue of Equity

Oct-2008	
07:36 28-Oct-2008	Issue of Shares
07:00 28-Oct-2008	Director/PDMR Shareholding
07:00 27-Oct-2008	Issue of Shares
07:00 24-Oct-2008	Issue of Shares
07:44 23-Oct-2008	Director/PDMR Shareholding
07:00 23-Oct-2008	Issue of Shares
07:42 22-Oct-2008	Issue of Shares
07:00 21-Oct-2008	Issue of Shares
07:00 13-Oct-2008	Issue of Equity
07:00 09-Oct-2008	CHEP USA Reaches Agreement with Walmart
07:00 07-Oct-2008	Issue of Shares
07:00 30-Sep-2008	Annual Information Update

Appendix 2 - Announcements made to the Australian Securities Exchange

28/09/2009	Notice of Annual General Meeting/Proxy Form
28/09/2009	Shareholder Review
28/09/2009	Annual Report to shareholders
24/09/2009	Ceasing to be a substantial holder from NAB
24/09/2009	Appendix 3B
23/09/2009	Change in substantial holding
23/09/2009	Becoming a substantial shareholder - NAB
22/09/2009	Appendix 3B

15/09/2009	Appendix 3B
15/09/2009	PDMR Notification
14/09/2009	Appendix 3B
11/09/2009	Appendix 3B
09/09/2009	Appendix 3B
08/09/2009	PDMR Notification
08/09/2009	Change of Director's Interest Notice
08/09/2009	Appendix 3B
04/09/2009	Appendix 3B
04/09/2009	Change in substantial holding
03/09/2009	Appendix 3B
02/09/2009	Appendix 3B
02/09/2009	Director Appointment/Resignation
02/09/2009	Change in substantial holding
01/09/2009	Appendix 3B
28/08/2009	Becoming a substantial holder
25/08/2009	Investor Information Pack
24/08/2009	Appendix 3B
20/08/2009	Analysts' Briefing Slides
20/08/2009	Brambles FY09 ASX Release - 20 August 2009
20/08/2009	Preliminary Final Report
19/08/2009	Appendix 3B
13/08/2009	Appendix 3B
06/08/2009	PDMR Notification
06/08/2009	Change of Directors Notice
30/07/2009	Appendix 3B
23/07/2009	Appendix 3B
16/07/2009	Appendix 3B
07/07/2009	PDMR Notification
07/07/2009	Appendix 3Y
24/06/2009	Change of Directors Interests
09/06/2009	Appendix 3B
09/06/2009	Change of Director's Interest Notice
05/06/2009	Appendix 3B
05/06/2009	PDMR Notification

05/06/2009	Change of Directors Interest Notice
29/05/2009	Appendix 3B
15/05/2009	Change of Director's Interest Notice
12/05/2009	Investor Information Presentation
12/05/2009	Investor Information Presentation
11/05/2009	Interim Management Statement
08/05/2009	Appendix 3B
06/05/2009	Brambles Appoints President, CHEP USA
05/05/2009	PDRM Notification
05/05/2009	Change of Directors Interest Notice
30/04/2009	Appendix 3B
27/04/2009	Appendix 3B
21/04/2009	Change of Director's Interest Notice
09/04/2009	Change in substantial holding from CBA
09/04/2009	Appendix 3B
07/04/2009	PDMR Notifications
07/04/2009	Change of Directors Interest Notice
06/04/2009	Dividend Reinvestment Plan
26/03/2009	Response to ASX Price Query
16/03/2009	Change in substantial holding from CBA
16/03/2009	Appendix 3B
13/03/2009	Initial Director's Interest Notice
13/03/2009	Director Appointment/Resignation
10/03/2009	Investor Information Pack
05/03/2009	Appendix 3B
02/03/2009	Appendix 3B
26/02/2009	Appendix 3B
26/02/2009	Form 605 - Ceasing to be a substantial holder
25/02/2009	Appendix 3B
24/02/2009	Background Information
19/02/2009	Appendix 3B
17/02/2009	Dividend Reinvement Plan
16/02/2009	Copies of Slides for Analysts' Briefing, Sydney
16/02/2009	Brambles 1H09 Financial Results ASX and Media Release
16/02/2009	Half Yearly Report and Accounts

12/02/2009	Appendix 3B
11/02/2009	Appendix 3B
09/02/2009	Appendix 3B
28/01/2009	Understanding CHEP
27/01/2009	Appendix 3B
16/01/2009	Appendix 3B
08/01/2009	Appendix 3B
23/12/2008	Appendix 3B
23/12/2008	PDMR Notifications
23/12/2008	Correction - Change of Directors Interest Notices
22/12/2008	Change of Director's Interest Notices
22/12/2008	Change in substantial holding from CBA
22/12/2008	Grant of Performance Share Rights
19/12/2008	Appendix 3B
15/12/2008	Appendix 3B
10/12/2008	Appendix 3B
08/12/2008	Appendix 3B
02/12/2008	PDMR Notification
02/12/2008	Appendix 3B
01/12/2008	Appendix 3B
27/11/2008	Appendix 3B
25/11/2008	Constitution
25/11/2008	Brambles Limited - Results of Annual General Meeting 2008
25/11/2008	Brambles 2008 AGM Trading Update - Media Release
25/11/2008	Brambles Limited - Chairman's and CEO's Address
20/11/2008	Appendix 3B
18/11/2008	Appendix 3B
13/11/2008	Appendix 3B
10/11/2008	Appendix 3B
07/11/2008	Appendix 3B
05/11/2008	Appendix 3B
03/11/2008	Appendix 3B
03/11/2008	Notification re PDMR
31/10/2008	Appendix 3B
30/10/2008	Appendix 3B

28/10/2008	Appendix 3B
28/10/2008	Change of Director's Interest Notice
27/10/2008	Appendix 3B
24/10/2008	Appendix 3B
23/10/2008	Notification of PDMR
23/10/2008	Appendix 3B
22/10/2008	Appendix 3B
21/10/2008	Appendix 3B
13/10/2008	Appendix 3B
09/10/2008	CHEP USA Reaches Agreement with Walmart
07/10/2008	Appendix 3B

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	CHEP USA Review Presentation
Released	07:14 06-Oct-2009
Number	2896A07

RNS Number : 2896A
Brambles Limited
06 October 2009

Brambles Limited
Company Number: 118 896 021

6 October 2009

BRAMBLES LIMITED - CHEP USA ANNOUNCES NEW SERVICE AND QUALITY OFFER TO MEET NEXT GENERATION USA SUPPLY CHAIN NEEDS

A copy of the slides which were presented to analysts today in Sydney, Australia, by Brambles' Chief Executive Officer, Mr Michael Ihlein, and Mr Jim Ritchie, President CHEP USA, are available on the Brambles' website at www.brambles.com.

Robert Gerrard
Group Company Secretary

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	CHEP USA Review
Released	07:03 06-Oct-2009
Number	2890A07

RNS Number : 2890A
Brambles Limited
06 October 2009

Brambles Limited
Company Number: 118 896 021

6 October 2009

CHEP USA ANNOUNCES NEW SERVICE AND QUALITY OFFER TO MEET NEXT GENERATION USA SUPPLY CHAIN NEEDS

- Quantum shift to superior wood pallet platform addresses customer segmentation via introduction of "US Plus" and "US Premium" pallet specifications
- Increased and realigned field-based sales force, and new systems, to drive improved levels of customer service
- Cost efficiencies and pricing flexibility underpin new revenue and growth opportunities
- Wood confirmed as the only sustainable pallet platform

Brambles today launched a comprehensive new service and quality offer for CHEP USA to deliver immediate benefits to customers while addressing next generation supply chain needs, optimising costs and pricing, and best positioning the business for the medium to long term.

The new customer service and quality ("Better Everyday") program is the culmination of an in-depth review of the CHEP USA business, which commenced in February 2009, and reflects extensive consultation and successful trials with major customers. The implementation of initiatives flowing from the CHEP USA review will further strengthen the business to capture a greater share of the US$10 billion pallet market.

A central feature of the program is the introduction of a new "US Premium" pallet specification, to be fast-tracked over three years, to meet next generation supply chain trends. There will also be an immediate upgrading of the CHEP USA pallet pool to a new minimum standard level ("US Plus"). The two new pallet specifications are the result of rigorous analysis of market dynamics and will allow CHEP USA to segment its customer base according to customers' evolving quality needs.

Other features of the Better Everyday program include: an increase in field-based sales resources; expansion of account management systems; and streamlining of administrative processes to improve the speed and quality with which CHEP USA responds to customer needs.

The program will involve an ongoing net cost of approximately US$50 million[1] per annum. The fast-tracking of this program will allow CHEP USA to maximise growth opportunities and meet identified customer needs. This will result in additional costs totalling approximately US$110 million over the next three years. Additional pricing and growth opportunities created by the new service and quality offering are not included in the planned net cost of the program.

Brambles Chief Executive Officer, Mike Ihlein, said the investment reflected the importance and value of CHEP USA as a core part of the global CHEP business. In the last 10 years the business has more than doubled in size. In the last five years alone, CHEP USA generated cash flow from operations of more than US$1 billion, notwithstanding significant investment in new pallets during this period to meet the requirements of rapid growth. CHEP USA has a supply chain reach unparalleled in the USA.

Mr Ihlein said: "The program is a major, ongoing initiative for CHEP USA which builds on the fundamental strengths of our business model and network, and demonstrates our commitment to delivering new and enhanced service offerings and improved customer engagement.

"Our USA customers will see the impact of this commitment immediately. It will secure CHEP USA's position with our customers and help drive significant growth over the medium to long term."

Over the past two years, CHEP USA has been progressively implementing its significant US$160 million pallet quality program. The average quality of the total USA pool has increased substantially with two-thirds of pallet issues already at the new superior US Plus quality level.

Following significant positive customer response, the US Plus pallet specification will be the minimum standard across substantially all of the USA pool by March 2010. This will further reduce product damage and production downtime for customers while still delivering the best overall supply chain solution. However, this will be done without any general price increases for customers in the next 12 months during the initial phase of implementation.

The new service and quality offering is being implemented immediately and directly addresses the key focus areas of the CHEP USA review, namely service offerings, pallet platform, pallet quality, service centre network, as well as cost and pricing.

Summary of the Better Everyday service and quality program

Better Everyday has been structured around customer-focused initiatives, as well as cost, pricing and growth opportunities, in five key areas:

1. Service quality - unrivalled performance standards and ease of doing business

- US-wide pallet availability and on-time delivery;
- Accelerated deployment of Portfolio+Plus, an innovative on-line tool developed as a global solution and already used extensively in Europe, that enables customers to simply and conveniently manage their accounts;
- Implementation of streamlined administration and simplified invoicing for customers.

2. Relationship quality - significantly enhanced levels of customer engagement

- Increase in field-based sales resources;
- Realignment of the field-based organisation to improve speed and responsiveness to customer needs.

3. Platform quality - quantum uplift in total pallet pool quality delivering the best overall supply chain solution

- By March 2010, substantially all of the CHEP USA pallet pool will be at "US Plus" specification delivering a significantly higher quality and consistency level to meet customer requirements:

    - All 93 full repair service centres will be certified to repair pallets to no less than US Plus specification;
    - Consistently deliver a uniformly high standard of pallet quality to match customer needs;
    - The risk of production downtime in customer facilities and product damage will be minimised.

- Introduction of a new "US Premium" pallet specification to meet next generation supply chain trends including increasing automation, lighter weight packaging and smaller pack sizes for many grocery products:

    - Developed in collaboration with major customers with significantly improved top and bottom deck coverage and leading edge boards;
    - Designed to be effective in the most demanding of automated facilities and packaging formats - extensive trials with major customers produced no known occurrences of production downtime or product damage;
    - Approximately three quarters of pallets in the USA pool are expected to be at the US Premium specification within three years.

4. Pricing and growth

- No general price increases in the next 12 months during the initial phase of implementation;
- Attractive pricing for existing customers to provide short-term revenue growth opportunity;
- Leverage network capabilities and additional sales staff to penetrate mid-sized customers;
- US Premium specification expected to facilitate additional pricing and volume growth over time.

5. Cost and network optimisation

- Targeted program to further reduce costs and deliver supply

chain efficiencies, including continued expansion of LeanLogistics capability, demand planning and network optimisation and productivity initiatives with service centre and transport partners.

CHEP USA review confirms wood as the only sustainable pallet platform

Extensive product testing and customer research undertaken as part of the CHEP USA review concluded that wood is the only sustainable platform for the broad supply chain in the USA in the foreseeable future.

The raw material for CHEP wood pallets is a renewable resource obtained from sustainably managed forests. CHEP pallets offer the best supply chain solution for USA customers in terms of performance, economics and the environment. Trials of the US Premium pallet with major customers have demonstrated its effectiveness in the most demanding of automated facilities and packaging formats.

CHEP USA is constantly searching for innovative solutions to meet customers' ever changing requirements, with the CHEP Innovation Centre evaluating more than 80 alternative platform options in the past 12 months, including wood, plastic and metal-based products.

Although plastic is utilised in some situations - CHEP has approximately ten million plastic pallets out of 250 million pallets in total in use worldwide - it is only sustainable in "closed loop" or niche applications. In markets such as the USA, pooled wood pallets remain superior, delivering to the supply chain significant economic and environmental advantages over alternative platforms.

Financial impacts of the new service and quality offering

Since the beginning of 2008, CHEP USA has been investing a total of US$160 million in a program to improve the average quality of its pallet pool. As at 30 June 2009, US$107 million of the US$160 million had been spent, with the remainder (expected to comprise US$37 million of operating expense and US$16 million capital expenditure) forecast to be completed during the first half of FY10.

The Better Everyday program builds on the US$160 million pallet quality program and is designed to accelerate major enhancements to customer service and further significantly raise pallet quality to levels which will meet customers' needs well into the future.

The program will result in an ongoing net cost of approximately

US$50 million per annum designed to achieve and maintain the two new levels of pallet quality across the entire USA pool. The program will also incur planned additional costs of approximately US$110 million in total over three years for fast-tracking of other elements of the program including introducing the US Premium quality pallet specification. The projected net operating costs for the program are set out in the table below and these, as well as the remaining $US37 million operating expense for the $US160 million pallet quality program, will be presented as part of Brambles' Underlying profit.

US$m	FY10*	FY11	FY12	Ongoing
Ongoing costs	$50m	$50m	$50m	$50m
Additional costs (fast-track)	$30m	$50m	$30m	-
Net pre-tax operating cost impact	**$80m**	**$100m**	**$80m**	**$50m**

*Excludes US$37 million of operating expense in FY10 as part of the US$160 million pallet quality investment program. The Better Everyday program requires no material new capital expenditure.

While the fast-tracked implementation of the program is expected to result in lower underlying profit margins in CHEP Americas until FY12, the program will deliver long term benefits to the business. The program is expected to enable CHEP Americas to return to strong and sustainable future operating margins in the mid-twenty percent range from FY13 due to operating leverage, efficiencies, volume growth and increased pricing flexibility.

Investing in the future

The enhanced service and quality offering, which has been tested and validated by a number of major customers, enables CHEP USA to meet customers' current and future needs while building stronger, long-term, value-adding relationships. It will deliver a quantum shift in the quality of CHEP USA's wood pallet platform, raising total pool quality to the highest in the USA.

This is supported by a realignment of field resources and a roll-out of simpler, technology-based customer solutions to drive new levels of service across the supply chain.

A targeted program to deliver cost efficiencies and pricing flexibility accompanying the introduction of the US Premium pallet underpins new revenue and growth opportunities.

Mr Ihlein said: "CHEP USA has delivered significant benefits to the supply chain over the 18 years since it introduced pallet pooling to the USA. Investment in the new offering builds on CHEP USA's existing platform, which has unparalleled reach in the USA, and will

make us both stronger and more capable. The commitment to higher quality and service will not only meet existing customers' current and future needs but also open up new growth opportunities and markets within the US$10 billion pallet industry as the economy recovers."

1. Net cost is pre-tax. The new program requires no material new capital expenditure.

--------------------------------------- Ends ---------------------------------------

For further information please contact:

Investors & Media:

Michael Roberts	James Hall
Vice President	Manager
Investor Relations & Corporate Affairs	Investor Relations & Corporate Affairs
+61 2 9256 5216	+61 2 9256 5262
+61 418 263 199	+61 401 524 645
michael.roberts@brambles.com	james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

Certain statements made in this release are forward-looking statements. These forward-looking statements are not historical facts but rather are based on Brambles' current expectations, estimates and projections about the industry in which Brambles operates, and beliefs and assumptions. Words such as "anticipates," "expects," "intends," "plans," "believes," "seeks," "estimates," and similar expressions are intended to identify forward-looking statements. These statements are not guarantees of future

performance and are subject to known and unknown risks, uncertainties and other factors, some of which are beyond the control of Brambles, are difficult to predict and could cause actual results to differ materially from those expressed or forecasted in the forward-looking statements. Brambles cautions shareholders and prospective shareholders not to place undue reliance on these forward-looking statements, which reflect the view of Brambles only as of the date of this release. The forward-looking statements made in this release relate only to events as of the date on which the statements are made. Brambles will not undertake any obligation to release publicly any revisions or updates to these forward-looking statements to reflect events, circumstances or unanticipated events occurring after the date of this release except as required by law or by any appropriate regulatory authority.

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Announces CEO Succession Plan
Released	07:12 06-Oct-2009
Number	2892A07

RNS Number : 2892A
Brambles Limited
06 October 2009

Brambles Limited
Company Number: 118 896 021

6 October 2009

Brambles announces succession plan
Mike Ihlein retires as CEO; Tom Gorman, currently Group President, CHEP EMEA
named as CEO (elect)

Brambles Limited (Brambles) today announced that Chief Executive Officer, Mike Ihlein will retire from his role effective 1 November. Mr Ihlein will be succeeded by Tom Gorman, currently Group President, CHEP EMEA.

Mr Gorman has been chosen by the Board to lead the Company into its next growth phase. To ensure a smooth transition, Mr Ihlein will remain as an executive and continue to be available to Tom Gorman until 1 March 2010.

Mr Ihlein's decision to retire follows nearly six years with Brambles during which time he was Chief Financial Officer, before becoming CEO in 2007. Under Mr Ihlein's leadership, Brambles has had a strong period of sales growth, profits, EPS and cash generation.

Brambles' Chairman, Mr Graham Kraehe, thanked Mr Ihlein for his contribution, noting his key role in a period of major change in the Company to position it well for the future.

"Mike has made a strong contribution to Brambles during an important period of the Company's development," said Mr Kraehe. "In his initial role as CFO, Mike was critically involved in the successful repositioning of Brambles' portfolio to focus on CHEP and Recall. As CEO he reorganised the management structure of the Company to facilitate growth and successfully expand into a number of new geographies and market segments, including Poland, Germany, China, India and USA Food Service. Mike has also laid the foundations for the next phase of business improvement through his leadership and oversight of the CHEP USA Review and its outcomes."

Mr Ihlein added: "I have been in the corporate world for 35 years, and have been considering my ongoing role in executive life for some time now, particularly given the amount of time I have spent travelling away from home."

"The successful conclusion of the CHEP USA Review is a logical point for me to decide to retire. I am very proud of what we have been able to achieve during the critical period of renewal at Brambles over the last 6 years."

Mr Kraehe said that Mr Gorman was the logical successor for the role of CEO, with a strong operational background, extensive international experience in senior leadership roles and a successful track record since joining Brambles in early 2008. He was the unanimous choice of the Board following an extensive executive search process.

"We have all been impressed with Tom's leadership of CHEP EMEA in the last 2 years. Despite the global challenges, that business unit has delivered strong cash generation performance and importantly Tom has played a key role in strengthening relationships with key customers.

"Brambles is in a great position to ensure a smooth transition to Tom as CEO supported by the rest of the executive team, the Board and Mike at a time of exciting new opportunities for the Company, our shareholders and our people," Mr Kraehe said.

Prior to joining Brambles, Mr Gorman had a long career with the Ford Motor Company, and served as President Ford Australia from March 2004 until January 2008. Further biographical information is attached.
Mr Gorman said: "Brambles is very well placed for the future and I am excited to be leading the business at a time of emerging new

growth and business opportunities for both CHEP and Recall.

"We have excellent operating models, strong market positions, and great prospects for growth as economies recover.

"The first major priority for me is to ensure we successfully execute our comprehensive response to the CHEP USA Review and I look forward to working closely with the CHEP USA team to deliver this new service and quality offering for our customers."

Mr Gorman will take on the role of CEO effective from 1 November 2009 and will join the Brambles Board on 1 December 2009.

------------------------------ Ends ------------------------------

Attachments:

A) Summary of key contract terms for Tom Gorman

B) Termination entitlements for Mike Ihlein

Attachment A: Summary of key terms and conditions of employment for Tom Gorman

Commencement date and term

Tom Gorman will commence in the role of Chief Executive Officer on 1 November 2009. He has an on-going contract, which may be terminated by Brambles without cause on giving 12 months notice and by Mr Gorman without cause on giving 6 months notice.

Brambles may also terminate Mr Gorman's contract without notice in the event of serious misconduct.

Remuneration package

Mr Gorman's contract provides for the following remuneration package:

- Total Fixed Remuneration (TFR), comprising salary and all other benefits (other than incentive plans) of A$1,800,000; and
- Participation in Brambles' incentive plans in line with current policy:
    - Short-term incentive (STI) opportunity of 45% of TFR (target) and 67% (maximum);
    - Grant of STI Share Awards, the value of

which will match the STI payment each year;
o Grant of annual long-term incentive share awards (LTI Award) equal to 115% of TFR.

The manner in which these incentive plans will apply to Mr Gorman is as set out in sections 3.2, 3.3 and 4 of Brambles 2009 Remuneration Report (pages 36 to 38 of its 2009 Annual Report, which is on Brambles' website (www.brambles.com).

Both TFR and Total Remuneration are positioned at around the market median of companies of a similar size to Brambles.

Termination entitlements

In the event that Mr Gorman's employment is terminated by the Company without cause, he is entitled to a payment equal to 12 months' TFR (inclusive of any payment in lieu of notice) and accrued entitlements.

No STI Share Awards or LTI shares will normally vest in these circumstances. However, if Mr Gorman's employment is terminated in accordance with the "good leaver" provisions of Brambles 2006 Performance Share Plan:-

- Any of his unvested STI Share Awards will vest at the date of cessation of employment.
- Any of his unvested LTI Share Awards will be retained and tested against their performance conditions on the date they vest. Subject to the satisfaction of the performance conditions, the number of Brambles shares to which Mr Gorman is entitled would be reduced pro-rated by the period of his employment during the relevant performance period of the LTI Share Awards.

Mr Gorman's entitlement to any payments under the STI and LTI Plans upon his termination will be subject to the Plan Rules and satisfaction of the applicable business and personal performance conditions.

Attachment B: Termination entitlements for Mike Ihlein

Mike Ihlein has agreed to remain in Brambles employ until 1 March 2010 to assist the transition to the new CEO, at which point he will retire. Mr Ihlein has announced that he will resign from his position as CEO and from the Board on 1 November 2009.

Summary of termination entitlements

Mr Ihlein will be entitled to the following payments and benefits upon ceasing employment:

- 6 months TFR (inclusive of payment in lieu of notice period). This equates to a cash payment of A$1,181,500;
- Payment for any accrued annual leave and long service leave at the date of cessation of employment;
- Pro-rated STI payment determined by performance against objectives for the 2010 financial year. Performance will be assessed and the payment determined and paid at the date of cessation of employment;
- Vesting of unvested STI Share Awards at the date of cessation of employment in accordance with the terms of the 2006 Performance Share Plan (163,499 shares); and
- Unvested Enhanced STI Share Awards and LTI awards will be retained and performance conditions to which they are subject will be assessed, and subject to those conditions being satisfied, will vest at the normal assessment date, in accordance with the Plan Rules. The number of Brambles shares to which he will be entitled will be reduced pro-rata for the portion of the performance period to the date of cessation of employment. The maximum number of awards that can vest, subject to performance, is 27,114 Enhanced STI share rights and 268,796 LTI share rights.

The total value of the Enhanced STI and LTI awards are not currently known as the performance testing of these awards will not be completed until the end of their respective performance periods, in accordance with the Plan Rules, but it will be disclosed in the Annual Report and Accounts for the 2010 and 2011 financial years.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Dividend Reinvestment Plan
Released	07:59 06-Oct-2009
Number	2929A07

RNS Number : 2929A
Brambles Limited
06 October 2009

Brambles Limited
Company Number: 118 896 021

6 October 2009

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP) - 2009 FINAL DIVIDEND

An announcement follows regarding the DRP.

At this time, only shareholders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. In addition, holders of CREST Depository Interests (CDIs) are not eligible to participate in the plan in relation to their CDI holdings.

Robert Gerrard
Group Company Secretary

BRAMBLES LIMITED - DIVIDEND REINVESTMENT PLAN

As a result of today's announcement of CHEP USA's new service and quality offering, the Board of Brambles has decided to amend the rules of Brambles' Dividend Reinvestment Plan (**DRP**) and to implement changes to the administration of the DRP as it applies to the 2009 final dividend (**Dividend**). These changes are being made to provide participants in the DRP with the opportunity to take into account today's announcement before making a final decision on whether to participate in the DRP for the Dividend or to take the Dividend in cash.

The amendments to the DRP rules:

- give Directors discretion to extend the period of time (**Withdrawal Period**) during which shareholders can withdraw their participation in the DRP beyond the proposed record date for a dividend;
- give Directors discretion to determine that the issue or transfer of shares pursuant to the DRP take place after the Withdrawal Period on a date they determine and which falls after the proposed dividend payment date; and
- clarify that the pricing period for the DRP may be set or reset by the Directors at any time prior to the end of the Withdrawal Period.

The amendments to the DRP are shown marked up on a copy of the DRP rules available on Brambles' website at www.brambles.com: go to "Investors and Media", "Dividends".

The changes to the administration of the DRP which the Board has decided to implement for the Dividend are:

- To extend the Withdrawal Period by which existing DRP participants for the Dividend can withdraw from the DRP to 16 October 2009;
- To set an alternative pricing period for the Dividend of 12 October to 23 October 2009;
- To issue the DRP shares at the lower of the price per share calculated for the original pricing period of 22 September to 5 October 2009 and the alternative pricing period, less the 2.5% discount announced on 20 August 2009;
- To issue shares under the DRP to shareholders who elect to remain in the DRP on 27 October 2009; and
- To pay the cash dividend to shareholders who elect to withdraw from the DRP on 27 October 2009.

There is no change to the payment date of the Dividend for all shareholders who are not presently participants in the DRP, which is

8 October 2009.

A copy of a letter which will be sent to all DRP participants is available on Brambles' website at www.brambles.com: go to "Investors and Media", "Dividends".

For further information please contact:

Investors and Media:	Media:
Michael Roberts Vice President Investor Relations & Corporate Affairs +61 2 9256 5216	James Hall Manager Investor Relations and Corporate Affairs +61 2 9256 5262

Brambles is globally headquartered in Australia

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:38 08-Oct-2009
Number	4448A07

RNS Number : 4448A
Brambles Limited
08 October 2009

Brambles Limited

Company Number: 118 896 021

8 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 3,329 ordinary shares in Brambles Limited have been issued under the terms and conditions of the Brambles Limited MyShare Dividend Share Program. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and

documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

3,329

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

3,329 @ 7.74 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued under the terms and conditions of
the Brambles Limited Dividend Share Program

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

8 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,570,367

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,047,665

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in

this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 8 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	DRP - 2009 Final Dividend
Released	10:06 08-Oct-2009
Number	4535A10

RNS Number : 4535A
Brambles Limited
08 October 2009

Brambles Limited
Company Number: 118 896 021

8 October 2009

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP)
- 2009 FINAL DIVIDEND

An announcement follows regarding the DRP.

At this time, only shareholders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. In addition, holders of CREST Depository Interests (CDIs) are not eligible to participate in the plan in relation to their CDI holdings.

Robert Gerrard
Group Company Secretary

<u>BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP)</u>

As announced yesterday, the price at which shares will be issued under the DRP for the 2009 final dividend will be the lower of the price per share calculated for the original pricing period of 22 September to 5 October
2009 and the alternative pricing period of 12 October to 23 October 2009, less the 2.5% discount announced on 20 August 2009.

The price for the first of these periods is $7.77 per ordinary share.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Af
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 09-Oct-2009
Number	5142A07

RNS Number : 5142A
Brambles Limited
09 October 2009

Brambles Limited
Company Number: 118 896 021

9 October 2009

Change of Director's Interest Notice

We attach a Change of Director's Interest Notice detailing a change in interests in the securities of Brambles Limited Mr M F Ihlein.

Robert Gerrard
Group Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name	**BRAMBLES LIMITED**

of entity	("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	MICHAEL FRANCIS IHLEIN
Date of last notice	6 AUGUST 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Shares are held directly by Computershare Nomi on behalf of MyShare participants. Mr Ihlein h beneficial interest in 56 shares Computers Nominees CI LTD <Brambles MyShare Control A/(the registered holder.
Date of change	31 AUGUST 2009
No. of securities held prior to change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family S Fund. Performance share rights over 465,764 BXB shares 292 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 292 BXB shares.
Class	Ordinary shares
Number acquired	56
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.36 per share
No. of securities held after change	667,232 ordinary shares held by Mr M F Ihlein 1,000 ordinary shares held in the form of CR Depository Interests by Citibank for Mr M F Ihlein. 115,000 ordinary shares held by the Ihlein Family S Fund.

	Performance share rights over 465,764 BXB shares 348 ordinary shares held by Computershare Nominees CI Limited. Conditional Share Rights over 348 BXB shares.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On market purchase through Computers Nominees CI Limited (Acquired Shares) and alloc of Conditional Share Rights (Matching Share Rights)
Any Additional information	MyShare is a global employee share ownership full details of which are set out in the 2008 Notic Annual General Meeting.

Part 2 - Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 09-Oct-2009
Number	5143A07

RNS Number : 5143A
Brambles Limited
09 October 2009

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

THOMAS J GORMAN

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of

the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 40 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

45 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

40 SHARES @ AU$8.20 PER SHARE
5 SHARES @ AU$7.74 PER SHARE

14. Date and place of transaction

40 SHARES PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 SHARES ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 392 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 40 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

219,362 SHARE RIGHTS AND 387 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL

GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

NICHOLAS P SMITH

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 51 SHARES AND ALLOCATION OF 4 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

55 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should

not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

51 @ AU$8.20 PER SHARE AND 4 @ AU$7.74 PER SHARE

14. Date and place of transaction

51 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 4 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 473 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: DE MINIMIS

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 51 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

97,171 SHARE RIGHTS AND 469 CONDITIONAL SHARE RIGHTS

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

KEVIN J SHUBA

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 37 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

37 @ AU$8.20 PER SHARE
5 @ AU$7.74 PER SHARE

14. Date and place of transaction

37 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 28,080 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.002%

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 37 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

OPTIONS OVER 104,010 BXB SHARES AND CONDITIONAL SHARE RIGHTS OVER 230,565 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.

82-5205

(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS/PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY AND CONNECTED PERSONS

All relevant boxes should be completed in block capital letters.

1. Name of the issuer

BRAMBLES LIMITED

2. State whether the notification relates to (i) a transaction notified in accordance with DTR 3.1.2R (ii) a disclosure made in accordance with LR 9.8.6R(1); or (iii) a disclosure made in accordance with section 793 of the Companies Act 2006.

THIS NOTIFICATION RELATES TO A TRANSACTION NOTIFIED IN ACCORDANCE WITH DTR 3.1.2R

3. Name of person discharging managerial responsibilities/director

ELTON E POTTS

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

THIS NOTIFICATION RELATES TO THE PERSON NAMED IN 3 ABOVE

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non beneficial interest

THIS NOTIFICATION RELATES TO THE HOLDING OF THE PERSON NAMED TO IN 3 ABOVE

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

FULLY PAID ORDINARY SHARES

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

COMPUTERSHARE NOMINEES CI LTD <BRAMBLES MYSHARE A/C>

8. State the nature of the transaction

ON MARKET PURCHASE OF 37 SHARES AND ALLOCATION OF 5 SHARES UNDER THE BRAMBLES LIMITED MYSHARE PLAN

9. Number of shares, debentures or financial instruments relating to shares acquired

42 FULLY PAID ORDINARY BXB SHARES

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

37 @ AU$8.20 PER SHARE
5 @ AU$7.74 PER SHARE

14. Date and place of transaction

37 PURCHASED ON-MARKET ON THE AUSTRALIAN SECURITIES EXCHANGE ON 30 SEPTEMBER 2009 AND 5 ALLOCATED ON 8 OCTOBER 2009

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

TOTAL HOLDING: 50,736 ORDINARY SHARES
TOTAL PERCENTAGE HOLDING: 0.004%

16. Date issuer informed of transaction

8 OCTOBER 2009

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17. Date of grant

30 SEPTEMBER 2009

18. Period during which or date on which exercisable

PENDING ACHIEVEMENT OF CONDITIONS, CONDITIONAL SHARE RIGHTS WILL VEST AND BE EXERCISED ON 31 MARCH 2011.

19. Total amount paid (if any) for grant of the option

AU$0.00

20. Description of shares or debentures involved (class and number)

CONDITIONAL SHARE RIGHTS OVER 63 ORDINARY BXB SHARES

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

AU$0.00

22. Total number of shares or debentures over which options held following notification

CONDITIONAL SHARE RIGHTS OVER 210,260 BXB SHARES

23. Any additional information

MYSHARE IS A GLOBAL EMPLOYEE SHARE OWNERSHIP PLAN, FULL DETAILS OF WHICH ARE SET OUT IN THE 2008 NOTICE OF ANNUAL GENERAL MEETING.

24. Name of contact and telephone number for queries

Sally Mulligan, +61 2 9256 5239

Name of authorised official of issuer responsible for making notification

ROBERT GERRARD
COMPANY SECRETARY

Date of notification 9 OCTOBER 2009

This form is intended for use by an issuer to make a RIS notification required by DTR 3.1.4.

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 12-Oct-2009
Number	5916A07

RNS Number : 5916A
Brambles Limited
12 October 2009

Brambles Limited

Company Number: 118 896 021

12 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 15,134 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

15,134

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

15,134 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

12 October 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,402,585,501

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

7,032,531

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

82-5205

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 12 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	08:14 13-Oct-2009
Number	6672A08

RNS Number : 6672A
Brambles Limited
13 October 2009

Brambles Limited

Company Number: 118 896 021

13 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 46,542 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

46,542

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

46,542 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

13 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,632,043

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,985,896

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 13 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 14-Oct-2009
Number	7354A07

RNS Number : 7354A
Brambles Limited
14 October 2009

Brambles Limited

Company Number: 118 896 021

14 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 29,125 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

29,125

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

  N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

  N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

  N/A

5 Issue price or consideration

29,125 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

14 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,661,168

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,956,771

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the

securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 14 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 15-Oct-2009
Number	8120A07

RNS Number : 8120A
Brambles Limited
15 October 2009

Brambles Limited

Company Number: 118 896 021

15 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 10,642 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

10,642

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

10,642 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

15 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,671,810

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,946,129

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person

has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 15 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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addressed solely to the persons and countries specified therein should not be relied upon other than by such persons and/or outside the specified countries. Terms and conditions, **including restrictions on use and distribution apply.**

Regulatory

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Company	Brambles Limited
TIDM	BXB
Headline	Brambles Appoints Chief Information Officer
Released	07:00 16-Oct-2009
Number	8949A07

RNS Number : 8949A
Brambles Limited
16 October 2009

Brambles Limited
Company Number: 118 896 021

16 October 2009

Brambles appoints Chief Information Officer

Brambles Limited is pleased to announce Jim Infinger will join Brambles as Senior Vice President and Brambles Chief Information Officer (CIO) with effect from Monday 19 October 2009.

Mr Infinger, 52, joins Brambles after six years with Harman Industries, at which he held the position of Senior Vice President and CIO.

Mr Infinger has previously held CIO roles for Raytheon and CompUSA. He has also previously worked for

Siemens Nixdorf, ICL Fujitsu and Wal-Mart Stores.

Mr Infinger is a member of the advisory boards of Oracle, HP, SAP, Microsoft, AT&T and Cisco. He is also a member of the Project Management Institute and the Society for Information Management.

Brambles' Chief Executive Officer (Elect) Tom Gorman said: "Jim's extensive experience in information systems, strong commercial orientation and customer focus will be of great benefit to Brambles. "

"I am impressed with his energy, strategic thinking and his perspective on how information systems can really help our businesses address customer needs. I am looking forward to working together."

Mr Infinger will report to Mr Gorman and will be a member of Brambles' Executive Leadership Team. He will be based in Orlando, Florida.

----------------------------- Ends ------------------------------

For further information please contact:

Investors & Media:

Michael Roberts	**James Hall**
Vice President	Manager
Investor Relations & Corporate Affairs	Investor Relations & Corporate Affairs
+61 2 9256 5216	+61 2 9256 5262
+61 418 263 199	+61 401 524 645
michael.roberts@brambles.com	james.hall@brambles.com

Brambles is globally headquartered in Australia

Robert Gerrard
Group Company Secretary

For further information on Brambles and all company announcements, presentations and webcasts, please visit the company website www.brambles.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 19-Oct-2009
Number	9839A07

RNS Number : 9839A
Brambles Limited
19 October 2009

Brambles Limited

Company Number: 118 896 021

19 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 14,220 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

14,220

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

14,220 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

19 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,402,686,030

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,931,856

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security

holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 19 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

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Company	Brambles Limited
TIDM	BXB
Headline	Dividend Reinvestment Plan - 2009 Final Dividend
Released	07:00 26-Oct-2009
Number	3515B07

RNS Number : 3515B
Brambles Limited
26 October 2009

Brambles Limited
Company Number: 118 896 021

26 October 2009

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP) - 2009 FINAL DIVIDEND

An announcement follows regarding the DRP.

At this time, only shareholders whose registered address is in Australia or New Zealand are eligible to participate in the DRP. In addition, holders of CREST Depository Interests (CDIs) are not eligible to participate in the plan in relation to their CDI holdings.

Robert Gerrard
Group Company Secretary

BRAMBLES DIVIDEND REINVESTMENT PLAN (DRP)

On 6 October 2009, Brambles announced that the price at which shares would be issued under the DRP for the 2009 final dividend would be the lower of the price per share calculated for the original pricing period of 22 September to 5 October 2009 and the alternative pricing period of 12 October to 23 October 2009, less a discount of 2.5%.

Brambles advises that the price (including the discount) for the original pricing period was $7.77 per ordinary share and for the alternative pricing period was $7.01 per ordinary share. Accordingly, the price at which shares will be issued to DRP participants will be $7.01 per ordinary share.

Approximately 37% of ordinary shares on issue will participate in the DRP for the 2009 final dividend. The DRP has not been underwritten.

For further information please contact:

Investors & Media:

Michael Roberts
Vice President
Investor Relations & Corporate Affairs
+61 2 9256 5216
+61 418 263 199
michael.roberts@brambles.com

James Hall
Manager
Investor Relations & Corporate Affairs
+61 2 9256 5262
+61 401 524 645
james.hall@brambles.com

Brambles is globally headquartered in Australia

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 27-Oct-2009
Number	4154B07

RNS Number : 4154B
Brambles Limited
27 October 2009

Brambles Limited

Company Number: 118 896 021

27 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 90,647 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

90,647

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

90,647 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

27 October 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,411,999,969

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,840,975

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and

the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of

the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 27 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

END

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Regulatory Story

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Equity
Released	07:00 27-Oct-2009
Number	4145B07

RNS Number : 4145B
Brambles Limited
27 October 2009

Brambles Limited

Company Number: 118 896 021

27 October 2009

ISSUE OF SHARES PURSUANT TO DIVIDEND REINVESTMENT PLAN

We wish to advise that 9,223,292 ordinary shares in Brambles Limited have been issued under the terms and conditions of the Brambles Limited Dividend Reinvestment Plan.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and

may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

9,223,292

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)

Fully paid ordinary shares issued under the terms and conditions of the Brambles Limited Dividend Reinvestment Plan.

4 Do the +securities rank equally in all respects from the

date of allotment with an existing +class of quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

A$7.01

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued under the terms and conditions of the Brambles Limited Dividend Reinvestment Plan.

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

27 October 2009

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number

1,411,909,322

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,931,622

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security

holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 27 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Brambles Limited
TIDM	BXB
Headline	Director/PDMR Shareholding
Released	07:00 28-Oct-2009
Number	4876B07

RNS Number : 4876B
Brambles Limited
28 October 2009

Brambles Limited
Company Number: 118 896 021

28 October 2009

Change of Director's Interest Notice

In accordance with ASX Listing Rule 3.19A.2, attached is a Change of Director's Interest Notice detailing changes in interests in the securities of Brambles Limited for Mr B M Schwartz.

Robert Gerrard
Company Secretary

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**BRAMBLES LIMITED** ("BXB")
ABN	89 118 896 021

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	BRIAN MARTIN SCHWARTZ
Date of last notice	15 MAY 2009

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	27 October 2009
No. of securities held prior to change	10,000
Class	Ordinary shares
Number acquired	178
Number disposed	-
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	A$7.01 per share
No. of securities held after change	10,178 ordinary shares in BXB held by Brian Schwartz Arlene Schwartz as Trustees for the Sch\ Superannuation Fund.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Allotment of shares under the Brambles Limited Divi Reinvestment Plan.

Part 2 - Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

This information is provided by RNS
The company news service from the London Stock Exchange

END

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Company	Brambles Limited
TIDM	BXB
Headline	Issue of Shares
Released	07:00 29-Oct-2009
Number	5679B07

RNS Number : 5679B
Brambles Limited
29 October 2009

Brambles Limited

Company Number: 118 896 021

29 October 2009

ISSUE OF SHARES PURSUANT TO EXERCISE OF OPTIONS/AWARDS

We wish to advise that 9,018 ordinary shares in Brambles Limited have been issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans. Attached is the Form of Application for Official Quotation of Additional Securities.

Robert Gerrard
Company Secretary

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation and additional securities agreement.

Information or documents not available now must be

given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 01/09/99, 01/07/2000, 30/9/2001, 11/03/2002, 01/01/2003, 24/10/2005

Name of entity

BRAMBLES LIMITED

ABN

89 118 896 021

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1 +Class of +securities issued or to be issued

Fully paid ordinary shares

2 Number of +securities issued or to be issued (if known) or maximum number which may be issued

9,018

3 Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)
N/A

4 Do the +securities rank equally in all respects from the date of allotment with an existing +class of

quoted +securities?

YES

If the additional securities do not rank equally, please state:

- the date from which they do

N/A

- the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment

N/A

- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

N/A

5 Issue price or consideration

9,018 @ 0.00 per share

6 Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)

Issued as a consequence of the exercise of performance awards under the various Brambles Employee Share Plans

7 Dates of entering +securities into uncertificated holdings or despatch of certificates

29 October 2009

8 Number and +class of all +securities quoted on ASX

(*including* the securities in clause 2 if applicable)

Number

1,412,008,987

Class

Fully paid ordinary shares

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number

6,831,957

+Class

Employee options and performance share awards with respect to Brambles Limited shares, with various exercise and expiry dates.

10 Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)

As for all quoted ordinary shares

Part 2 - Bonus issue or pro rata issue

11 Is security holder approval required?

12 Is the issue renounceable or non-renounceable?

13 Ratio in which the +securities will be offered

14 +Class of +securities to which the offer relates

15 +Record date to determine entitlements

16 Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?

17 Policy for deciding entitlements in relation to fractions

18 Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.

19 Closing date for receipt of acceptances or renunciations

20 Names of any underwriters

21 Amount of any underwriting fee or commission

22 Names of any brokers to the issue

23 Fee or commission payable to the broker to the issue

24 Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders

25 If the issue is contingent on +security holders' approval, the date of the meeting

26 Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled

27 If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders

28 Date rights trading will begin (if applicable)

29 Date rights trading will end (if applicable)

30 How do +security holders sell their entitlements *in full* through a broker?

31 How do +security holders sell *part* of their entitlements through a broker and accept for the balance?

32 How do +security holders dispose of their entitlements (except by sale through a broker)?

33 +Despatch date

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37 A copy of any trust deed for the additional +securities

Entities that have ticked box 34(b)

38 Number of securities for which +quotation is sought

39 Class of +securities for which quotation is sought

40 Do the +securities rank equally in all respects from the date of allotment with an existing class of quoted securities?

If the additional +securities do not rank equally, please state:

- the date from which they do
- the extent to which they participate for the next dividend, (in the case of a trust, interest payment distribution) or interest payment
- the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41 Reason for request for quotation now

Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any or applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time request that the securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX
before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Signed Date: 29 October 2009

Print name Robert Gerrard

Name of contact and telephone number for queries

Robert Gerrard 61 2 9256 5271

+ See chapter 19 for defined terms.

This information is provided by RNS
The company news service from the London Stock Exchange

END

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BLUEPRINT OneWorld

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders and proprietary company members
A3 Change - ultimate holding company
B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company
C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name

Brambles Limited

Refer to guide for information about corporate key

ACN/ ABN

118896021

Corporate key

34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Brambles Industries Limited

Contact name/position description

Caroline Lesley Denise Webb

ASIC registered agent number (if applicable)

18209

Telephone number

02 9256 5222

Postal address or DX address

Total number of pages including this cover sheet

5

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

ROBERT NIES GERRARD

Capacity

☐ Director

☑ Company secretary

Signature

R Gerrard

Date signed

0 2 / 1 1 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities and Investment Commission, PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 1300 300 630

Email info.enquiries@asic.gov.au

Web **www.asic.gov.au**

3907/BL

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director – Person alternate for

Date officeholder ceased

Date of change

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/ city) | (state/ country)

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternative director – Person alternate for

Date officeholder ceased

Date of change

[D D] / [M M] / [Y Y]

Name

The name of the ceased officeholder is

Family name | Given names

Date of birth

[D D] / [M M] / [Y Y]

Place of birth (town/ city) | (state/ country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

[X] Director
[ ] Secretary
[ ] Alternate director

Date of appointment

Date of appointment
0 1 / 1 1 / 0 9
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name	Given names
Mullen	John Patrick

Date of birth
1 7 / 0 6 / 5 5
[D D] [M M] [Y Y]

Place of birth (town/ city)	(state/ country)
Woking	United Kingdom

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name	Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name
285 Mona Vale Road

Suburb/ City	State/ Territory
St Ives	New South Wales

Postcode	Country (if not Australia)
2075	

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name	Given names

Expiry date (if applicable)
[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

[ ] Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment
☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth
☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)
☐ ☐ / ☐ ☐ / ☐ ☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. **Note:** If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change

[D D] / [M M] / [Y Y]

BLUEPRINT OneWorld

Change to company details

Form 484
Corporations Act 2001

Section A, B or C may be lodged independently with this signed cover page to notify ASIC of:

- A1 Change of address
- A2 Change of name - officeholders and proprietary company members
- A3 Change - ultimate holding company
- B1 Cease company officeholder
- B2 Appoint company officeholder
- B3 Special purpose company
- C1 Cancellation of shares
- C2 Issue of shares
- C3 Change to share structure
- C4 Changes to the register of members for proprietary companies

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name

Brambles Limited

ACN/ ABN

118896021

Corporate key

34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Firm/organisation

Brambles Industries Limited

Contact name/position description

Caroline Lesley Denise Webb

ASIC registered agent number (if applicable)

18209

Telephone number

02 9256 5222

Postal address or DX address

Total number of pages including this cover sheet

5

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name

ROBERT NILES GERRARD

Capacity

☐ Director

☑ Company secretary

Signature

R. Gerrard

Date signed

0 2 / 1 1 / 0 9
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:

Australian Securities and Investment Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information

Telephone 1300 300 630

Email info.enquiries@asic.gov.au

Web **www.asic.gov.au**

3903/BL

B1 Cease company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

[X] Director

[ ] Secretary

[ ] Alternative director – Person alternate for

Date officeholder ceased

Date of change
0 1 / 1 1 / 0 9
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name: Ihlein
Given names: Michael Francis

Date of birth
2 5 / 0 7 / 5 5
[D D] [M M] [Y Y]

Place of birth (town/ city): Sydney
(state/ country): NSW

B1 Continued... Cease another company officeholder

Use this section to notify if a company officeholder has ceased to be a company officeholder. You need to notify details separately for each ceased officeholder.A company does not have to notify ASIC that an officeholder has ceased if the officeholder has already notified ASIC by lodging a Form 370 *Notification by officeholder of resignation or retirement.*

Role of ceased officeholder
Select one or more boxes

[ ] Director

[ ] Secretary

[ ] Alternative director – Person alternate for

Date officeholder ceased

Date of change
[D D] [M M] [Y Y]

Name

The name of the ceased officeholder is

Family name
Given names

Date of birth
[D D] [M M] [Y Y]

Place of birth (town/ city)
(state/ country)

B2 Appoint company officeholder

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom

Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B2 Continued... **Appoint another company officeholder**

Use this section to notify appointment of a company officeholder. You need to notify details separately for each new officeholder.

Role of appointed officeholder
Select one or more boxes

☐ Director

☐ Secretary

☐ Alternate director

Date of appointment

Date of appointment

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Name

The name of the appointed officeholder is (provide full given names, not initials)

Family name | Given names

Date of birth

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

Place of birth (town/ city) | (state/ country)

Former name
Eg change by deed poll or marriage

Their previous name was (provide full given names, not initials)

Family name | Given names

Residential address

The residential address of the appointed officeholder is

Street number and Street name

Suburb/ City | State/ Territory

Postcode | Country (if not Australia)

If an 'Alternate director', for whom
Note:
Where an Alternate director is appointed, please attach the terms of appointment to this change form. (Refer to the guide for annexure requirements)

The appointed 'Alternate director' is alternate for (person alternate for)

Family name | Given names

Expiry date (if applicable)

☐☐/☐☐/☐☐
[D D] [M M] [Y Y]

☐ Alternate director terms of appointment attached

B3 Special purpose company

Use this section to notify if the company has commenced or ceased status as one of the special purpose company designations below. **Note:** If you indicate that your company has commenced status as one of the special purpose company designations listed below, ASIC will send a declaration for you to complete and return. Special purpose company designations are defined under Regulation 3 of the Corporations (Review Fees) Regulations 2003.

The change is

Commence

- [ ] Home unit company
- [ ] Superannuation trustee company
- [ ] For charitable purposes only

- [ ] Cease

For new registrations, use the date of registration as the 'date of change'

Date of change

[ ][ ] / [ ][ ] / [ ][ ]
[D D] [M M] [Y Y]

Australian Securities &
Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
hrs mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
☐ Director
☒ Company secretary

Signature
R. Gerrard

Date signed
29/10/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes

Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete

Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 1 0 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐☐ / ☐☐ / ☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

29/10/2009

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	3,329	7.74	0.00
ORD	8,822	7.74	0.00
ORD	5,000	7.99	0.00
ORD	1,312	7.74	0.00
ORD	46,542	7.24	0.00
ORD	25,733	7.12	0.00
ORD	3,392	0.00	0.00
ORD	8,732	7.16	0.00
ORD	1,910	0.00	0.00
ORD	12,638	7.19	0.00
ORD	1,582	0.00	0.00
ORD	9,223,292	7.01	0.00
ORD	6,844	0.00	0.00
ORD	71,913	7.19	0.00
ORD	434	8.05	0.00
ORD	11,456	7.15	0.00

Australian Securities & Investments Commission

SENDER TO KEEP ASIC 484
CN3556413
01/10/09

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Refer to guide for information about corporate key

Company name
BRAMBLES LIMITED

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R. Gerrard

Date signed
30/09/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website
www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

0 8 / 0 9 / 0 9

[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**

if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**

if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change

Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]

☐ ☐ / ☐ ☐ / ☐ ☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes

☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard 30/09/2009
Secretary

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	5,000	7.90	0.00
ORD	38,280	7.46	0.00
ORD	38,280	7.46	0.00
ORD	27,473	7.46	0.00
ORD	680	7.34	0.00
ORD	64,311	7.54	0.00
ORD	64,311	7.54	0.00
ORD	3,773	7.50	0.00
ORD	39,779	7.58	0.00
ORD	18,160	7.67	0.00
ORD	30,629	7.69	0.00
ORD	5,270	0.00	0.00
ORD	5,000	7.73	0.00
ORD	258	6.10	0.00
ORD	950	7.82	0.00
ORD	1,580	7.97	0.00

Australian Securities & Investments Commission

Form 484
Corporations Act 2001

Change to company details

Sections A, B or C may be lodged independently with this signed cover page to notify ASIC of:

A1 Change of address
A2 Change of name - officeholders or members
A3 Change - ultimate holding company

B1 Cease company officeholder
B2 Appoint company officeholder
B3 Special purpose company

C1 Cancellation of shares
C2 Issue of shares
C3 Change to share structure
C4 Changes to the register of members

If there is insufficient space in any section of the form, you may photocopy the relevant page(s) and submit as part of this lodgement

Company details

Company name
BRAMBLES LIMITED

Refer to guide for information about corporate key

ACN/ABN
89 118 896 021

Corporate key
34815493

Lodgement details

Who should ASIC contact if there is a query about this form?

Name
BRAMBLES INDUSTRIES LIMITED

ASIC registered agent number (if applicable)
18209

Telephone number
02 9256 5233

Postal address
GPO BOX 4173
SYDNEY

Total number of pages including this cover sheet
4

Please provide an estimate of the time taken to complete this form.
[ ] hrs [ ] mins

Signature

This form must be signed by a current officeholder of the company.

I certify that the information in this cover sheet and the attached sections of this form are true and complete.

Name
ROBERT NIES GERRARD

Capacity
[ ] Director
[x] Company secretary

Signature
R. Gerrard

Date signed
08/09/09
[D D] [M M] [Y Y]

Lodgement

Send completed and signed forms to:
Australian Securities and Investments Commission,
PO Box 4000, Gippsland Mail Centre VIC 3841.

Or lodge the form electronically by visiting the ASIC website www.asic.gov.au

For help or more information
Telephone 03 5177 3988
Email info.enquiries@asic.gov.au
Web www.asic.gov.au

Section C completion guide

Standard share codes
Refer to the following table for the share class codes for sections C1, C2, C3 and C4

Share class code	Full title	Share class code	Full title
A	A	PRF	preference
B	B ...etc	CUMP	cumulative preference
EMP	employee's	NCP	non-cumulative preference
FOU	founder's	REDP	redeemable preference
LG	life governor's	NRP	non-redeemable preference
MAN	management	CRP	cumulative redeemable preference
ORD	ordinary	NCRP	non-cumulative redeemable preference
RED	redeemable	PARP	participative preference
SPE	special		

If you are using the standard share class codes you do not need to provide the full title for the shares, just the share class code.

If you are not using the standard share class code, enter a code of no more than 4 letters and then show the full title.

Sections to complete
Use the table below to identify the sections of this form to complete (please indicate the sections that have been completed). Completion of this table is optional.

	C1 - Cancellation of shares	C2 - Issue of shares	C3 - Change to share structure table	C4 - Change to members register
Issue of shares				
☐ Proprietary company	Not required	✓	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	✓	✓	✓
☒ if not in response to the Annual company statement	Not required	✓	Not required	Not required
Cancellation of shares				
☐ Proprietary company	✓	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	✓	Not required	✓	✓
☐ if not in response to the Annual company statement	✓	Not required	Not required	Not required
Transfer of shares				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to amounts paid				
☐ Proprietary company	Not required	Not required	✓	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	✓	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required
Changes to beneficial ownership				
☐ Proprietary company	Not required	Not required	Not required	✓
Public company				
☐ if in response to the Annual company statement	Not required	Not required	Not required	✓
☐ if not in response to the Annual company statement	Not required	Not required	Not required	Not required

To notify ASIC about a division or conversion of a class of shares, you must lodge a form 211 within 28 days of the change occurring.

To notify ASIC about a conversion of shares into larger or smaller numbers, you must lodge a form 2205B within 28 days of the change occurring.

C2 Issue of shares

List details of new share issues in the following table.

Share class code	Number of shares issued	Amount paid per share	Amount unpaid per share
	See Annexure "A" of 1 page		

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

1 3 / 0 8 / 0 9
[D D] [M M] [Y Y]

If shares were issued for other than cash, were some or all of the shares issued under a written contract?

☐ **Yes**
if yes, proprietary companies must also lodge a Form 207Z certifying that all stamp duties have been paid. Public companies must also lodge a Form 207Z and either a Form 208 or a copy of the contract.

☐ **No**
if no, proprietary companies are not required to provide any further documents with this form. Public companies must also lodge a Form 208.

C3 Change to share structure

Where a change to the share structure table has occurred (eg. as a result of the issue or cancellation of shares), please show the updated details for the share classes affected. Details of share classes not affected by the change are not required here.

Share class code	Full title if not standard	Total number of shares (current after changes)	Total amount paid on these shares	Total amount unpaid on these shares

Earliest date of change
Please indicate the earliest date that any of the above changes occurred

[D D] [M M] [Y Y]
☐☐/☐☐/☐☐

Lodgement details

Is this document being lodged to update the Annual Company Statement that was sent to you?

☐ Yes
☒ No

Brambles Limited
ACN 118 896 021

This is annexure "A" of 1 page referred to in form 484

Robert Gerrard
Secretary

08/09/2009

C2 Issue of Shares

Share class code	Number of shares issued	Amount paid per share $	Amount unpaid per share $
ORD	1,200	6.12	0.00
ORD	4,390	6.10	0.00
ORD	5,580	6.56	0.00
ORD	25,035	6.56	0.00
ORD	6,926	6.72	0.00
ORD	362	6.10	0.00
ORD	6,119	7.34	0.00
ORD	151	6.46	0.00
ORD	11,677	7.34	0.00
ORD	16,308	7.41	0.00
ORD	233,486	7.35	0.00
ORD	5,000	7.43	0.00